Exhibit 99.2

FEBRUARY 11, 2021

Management’s Discussion and Analysis
INTRODUCTION
This Management’s Discussion and Analysis (MD&A) provides a review of the significant developments that impacted Norbord’s performance during 2020 relative to 2019. The information in this MD&A should be read in conjunction with the audited consolidated financial statements as at and for the years ended December 31, 2020 and 2019.
In this MD&A, “Norbord” or “the Company” means Norbord Inc. and all of its consolidated subsidiaries and affiliates, unless the context implies otherwise. “Brookfield” means Brookfield Asset Management Inc. or any of its consolidated subsidiaries and affiliates, a related party by virtue of holding a significant equity interest in the Company, up to the closing of the West Fraser acquisition (see Acquisition by West Fraser Timber Co. Ltd. below).
Additional information on Norbord, including the Company’s annual information form and other documents publicly filed by the Company, is available on the Company’s website at www.norbord.com, the System for Electronic Document Analysis and Retrieval (SEDAR) administered by the Canadian Securities Administrators (the CSA) at www.sedar.com and on the Electronic Data Gathering, Analysis and Retrieval System (EDGAR) section of the US Securities and Exchange Commission (the SEC) website at www.sec.gov/edgar.shtml.
Some of the statements included or incorporated by reference in this MD&A constitute forward-looking statements within the meaning of applicable securities legislation. Forward-looking statements are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.
The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the CSA. The Company is an eligible issuer under the Multijurisdictional Disclosure System (MJDS) and complies with the US reporting requirements by filing its Canadian disclosure documents with the SEC. As an MJDS issuer, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of the CSA, whose requirements are different from those of the SEC.
To enhance shareholders’ understanding, certain three-year historical financial and statistical information is presented. Norbord’s significant accounting policies and other financial disclosures are contained in the audited financial statements and accompanying notes. All financial references in the MD&A are stated in US dollars unless otherwise noted.
In evaluating the Company’s business, management uses non-International Financial Reporting Standards (IFRS) financial measures which, in management’s view, are important supplemental measures of the Company’s performance and believes that they are frequently used by investors, securities analysts and other interested persons in the evaluation of Norbord and other similar companies. In this MD&A, the following non-IFRS financial measures have been used: Adjusted EBITDA, Adjusted EBITDA margin, Adjusted earnings (loss), Adjusted earnings (loss) per share, cash provided by (used for) operating activities per share, operating working capital, total working capital, capital employed, return on capital employed (ROCE), return on equity (ROE), net debt, net debt for financial covenant purposes, tangible net worth, net debt to capitalization, book basis, and net debt to capitalization, market basis. These non-IFRS financial measures are described in the Non-IFRS Financial Measures section. Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies that may have different financing and capital structures and/or tax rates. Where appropriate, a quantitative reconciliation of the non-IFRS financial measure to the most directly comparable IFRS measure is also provided.

Exhibit 99.2

BUSINESS OVERVIEW
Norbord is a leading global manufacturer of wood-based panels with 17 plant locations (15 operating) in the United States (US), Canada and Europe. Norbord is the largest global producer of oriented strand board (OSB) with annual capacity of 8.8 billion square feet (Bsf) (3⁄8-inch basis). In North America, Norbord owns 13 OSB mills located in the Southern region of the US, Western Canada, Quebec, Ontario and Minnesota. In Europe, the Company operates one OSB mill, two particleboard production facilities and one medium density fibreboard (MDF) production facility in the United Kingdom (UK) and one OSB mill in Belgium and is the UK’s largest panel producer. The Company reports its operations in two geographic segments, North America and Europe, with 76% of its panel production capacity in North America and 24% in Europe. Norbord’s business strategy is focused entirely on the wood-based panels sector – in particular OSB – in North America, Europe and Asia. Norbord employed approximately 2,500 people at December 31, 2020.
The table below summarizes the estimated annual production capacity (stated capacity), in millions of square feet (MMsf) (3⁄8-inch basis), at year-end for each mill:

(MMsf–3/8”)	Estimated Annual Capacity at Year-End 2020
OSB
100 Mile House, British Columbia(1)	—
Barwick, Ontario	510
Bemidji, Minnesota	550
Chambord, Quebec(2)	550
Cordele, Georgia	1,040
Genk, Belgium	450
Grande Prairie, Alberta	830
Guntown, Mississippi	450
High Level, Alberta	860
Huguley, Alabama	500
Inverness, Scotland(3)	945
Jefferson, Texas	500
Joanna, South Carolina	650
La Sarre, Quebec	500
Nacogdoches, Texas	420
8,755
Particleboard
Cowie, Scotland	405
South Molton, England	160
565
MDF
Cowie, Scotland	380
380

Total Panels	9,700
(1)During 2020, Norbord permanently closed its 100 Mile House mill which had a stated annual production capacity of 440 MMsf.
(2)In November 2016, Norbord exchanged ownership of its Val-d’Or mill for Louisiana-Pacific Corporation’s curtailed Chambord mill. Production at Chambord has been curtailed since the third quarter of 2008. However, during the fourth quarter of 2020, Norbord announced its intention to restart production in spring 2021.
(3)During the fourth quarter of 2020, the estimated annual capacity increased from 720 MMsf based on the completion of Phase 2 of the Inverness expansion project.

Exhibit 99.2

ACQUISITION BY WEST FRASER TIMBER CO. LTD.
On November 19, 2020, the Company and West Fraser Timber Co. Ltd. (West Fraser) announced that they had entered into an arrangement agreement pursuant to which West Fraser would acquire all of the outstanding common shares of the Company in an all share transaction.
On February 1, 2021, the acquisition of the Company by West Fraser was completed under a plan of arrangement pursuant to which the Company's shareholders received 0.675 of a West Fraser share for each Norbord common share held (the Acquisition). Following the Acquisition, the Company became a wholly-owned subsidiary of West Fraser and the Company's common shares were delisted from the TSX and the NYSE. The West Fraser common shares are listed on the TSX and the NYSE under the symbol “WFG”. Further information on the Acquisition and its expected effects on the Company can be found in Norbord's management proxy circular dated December 15, 2020.
As Norbord and West Fraser operated as separate companies for all of 2020, this MD&A reviews Norbord’s standalone performance during 2020. Further information can also be found in West Fraser's 2020 Management's Discussion and Analysis dated February 11, 2021.

Exhibit 99.2

STRATEGY
Norbord’s business strategy is focused entirely on the wood panels sector – in particular OSB – in North America and Europe. Norbord’s financial goal is to achieve top-quartile ROCE among North American forest products companies over the business cycle and the Company believes it has met this goal.
Protecting the balance sheet is an important element of Norbord’s financing strategy. In this regard, Norbord accomplished the following in 2020:

Financial Goal	2020 Accomplishments
1. Generate cash.	•	Generated record operating cash flow of $829 million.
	•	Generated Adjusted EBITDA of $865 million and ROCE of 55%.
	•	Generated Adjusted EBITDA of $832 million in North American operations from record high benchmark OSB prices.
	•	Generated Adjusted EBITDA of $48 million in European operations, despite significant curtailments taken in response to the impact of COVID-19 on customer demand in the second quarter.
	•	Continued to manage operating working capital at minimal levels.
2. Protect the balance sheet.	•	During the year, Moody’s Investors Service confirmed the Company's issuer credit rating at Ba1 with a Stable outlook. Standard & Poor’s Ratings Services (S&P) confirmed at BB with a Stable outlook. Upon announcement of the Acquisition, both ratings were placed under review with positive implications. On closing of the Acquisition on February 1, 2021, S&P raised the Company's issuer credit rating two notches to BBB- with a Stable outlook.
	•	Successfully extended the maturity date on the revolving bank lines to May 2022 and increased the commitment from $245 million to $300 million; the lines were undrawn at December 31, 2020 except for $8 million in letters of credit and guarantees.
	•	Repaid $68 million on accounts receivable securitization program; the line was fully undrawn at December 31, 2020.
	•	Ended the year with unutilized available liquidity of $985 million, net debt to capitalization on a book basis of 7% and tangible net worth of $1,403 million.
	•	Capital expenditures budget was adjusted through the year to maintain balance sheet flexibility in response to COVID-19 uncertainty with a total of $124 million invested in 2020 (excluding capitalized interest), representing 93% of 2020 depreciation and amortization.
	•	In recognition of the evolving impact of COVID-19 on customer demand and the Company's operating configuration, the quarterly dividend level was reduced to C $0.05 per share in the second quarter from C $0.20 to maintain balance sheet flexibility. As the year progressed and operating results improved, the quarterly dividend level was raised twice, first to C $0.30 and then to C $0.60 per share.

Exhibit 99.2

The table below summarizes the six key components of Norbord’s business strategy and its performance in each area in 2020:
Strategic Priority	2020 Performance
1. Develop a world-class safety culture.	•	Completed Occupational Safety and Health Administration (OSHA) recordable injury-free year at five mills (Grande Prairie, Alberta; Joanna, South Carolina; Guntown, Mississippi; Nacogdoches, Texas; and Chambord, Quebec).
	•	Due to COVID-19 related travel restrictions, audits under Norbord's Safety Star program were suspended during the year with a virtual audit piloted in one location.
	•	Built on “Stronger Together” safety brand launched in prior year with a dedicated internal website and media series to foster employee engagement and collaboration.
	•	Overall OSHA recordable injury rate of 0.87 per 100 full-time employees for 2020, 30% lower than 2019.
	•	Published standalone ESG Report setting out specific improvement goals and targets in 11 areas.
2. Pursue growth in OSB.	•	Set annual production records at three mills: High Level, Alberta; Genk, Belgium; and Inverness, Scotland.
	•	Progressed ramp-up of first phase investment at Inverness and completed second phase investment, further expanding capacity by 225 MMsf (3/8" basis).
	•	Continued to prepare curtailed Chambord mill; announced intention to restart in spring 2021.
3. Own high-quality assets with low-cost positions.	•	Completed eighth year of capital reinvestment strategy, focused on increasing the production of specialty products for industrial applications and exports, and reducing manufacturing costs.
	•	Reduced North American cash production costs per unit by 2% despite significant curtailments in response to the customer demand impact of COVID-19 in the second quarter.
	•	Permanently closed 100 Mile House, British Columbia mill due to wood supply shortage and high wood prices in the area which did not support the economic operation of the mill.
	•	Implemented flexible operating strategy to align production volume with short-term variability and seasonality of demand.
4. Maintain a margin-focused operating culture.	•	Generated $55 million in Margin Improvement Program (MIP) gains from improved productivity and product mix, in line with Norbord's best-ever result of $56 million in 2004.
5. Focus on growth customers through best-in-class service and product development.	•	Increased North American shipments to the repair-and-remodelling sector by 7%.
	•	Increased European OSB shipments to key UK, German and BeNeLux markets by 10%, 5% and 12% respectively.
6. Allocate capital with discipline.	•	Invested $124 million in capital projects to maintain the Company’s assets and high standards for environmental and safety performance, improve production efficiency and reduce manufacturing costs.
	•	Paid out total dividends of $72 million.
	•	Repurchased 1.1 million common shares under Normal Course Issuer Bid for $28 million.

Exhibit 99.2

SUMMARY

(US $ millions, except per share information, unless otherwise noted)	2020	2019	2018
SALES AND EARNINGS
Sales	2,407	1,731	2,424
Operating income (loss)	697	(16)	504
Adjusted EBITDA(1)	865	138	724
Earnings (loss)	497	(42)	371
Adjusted earnings (loss) (1)	517	(30)	412
PER COMMON SHARE EARNINGS
Earnings (loss), basic	6.14	(0.51)	4.29
Earnings (loss), diluted	6.14	(0.51)	4.27
Adjusted earnings (loss), basic(1)	6.39	(0.37)	4.76
Adjusted earnings (loss), diluted(1)	6.38	(0.37)	4.74
Dividends declared(2)	1.15	1.40	6.30
BALANCE SHEET
Total assets	2,477	1,921	1,942
Long-term debt(3)	658	657	550
Net debt for financial covenant purposes(1)	106	655	435
Net debt to capitalization, market basis(1)	4%	24%	13%
Net debt to capitalization, book basis(1)	7%	40%	28%
KEY STATISTICS
Shipments (MMsf–3/8”)
North America	5,787	6,145	6,484
Europe	1,879	1,831	1,825
Indicative average OSB price
North Central ($/Msf–7/16”)	443	210	351
South East ($/Msf–7/16”)	429	187	315
Western Canada ($/Msf–7/16”)	422	166	307
Europe (€/m3)(4)	252	274	294
KEY PERFORMANCE METRICS
Return on capital employed (ROCE)(1)	55%	9%	47%
Return on equity (ROE)(1)	53%	(4)%	42%
Cash provided by operating activities	829	19	608
Cash provided by operating activities per share(1)	10.25	0.23	7.03
(1)Non-IFRS measure; see Non-IFRS Financial Measures section.
(2)Dividends declared per share stated in Canadian dollars.
(3)Includes current and non-current long-term debt.
(4)European indicative average OSB price represents the gross delivered price to the largest continental market.
Total sales increased by $676 million or 39% in 2020 primarily due to higher North American OSB prices, partially offset by lower North American shipment volumes and European panel prices.
US homebuilding activity in 2020 recovered from the pullback that started in the second half of 2018, even after pausing in the second quarter due to the onset of the COVID-19 pandemic in North America. The subsequent release of pent-up demand for homebuilding activity drove benchmark prices to all-time highs in the back half of the year. The North American North Central OSB benchmark price averaged $443 per thousand square feet (Msf) (7/16-inch basis) in 2020, while the South East OSB benchmark price averaged $429 per Msf and the Western Canada OSB benchmark price averaged $422 per Msf, up 111%, 129% and 154%, respectively, versus 2019. Norbord's North American shipment volume decreased 6% in 2020, reflecting the impact of indefinite curtailments taken in the prior year and a pullback in customer demand in the second quarter due to the COVID-19 pandemic, partially offset by increased demand from the repair-and-remodelling sector.
The pandemic impacted Norbord’s European panel customers more negatively than in North America. Despite this pullback, which was particularly acute in the second quarter, OSB demand continued to grow and Norbord's European total

Exhibit 99.2

panel shipment volume was higher than the prior year. While average panel prices were lower than the prior year, panels prices started rising in the back half of the year.
Against this market backdrop, Norbord generated operating income of $697 million in 2020, up significantly from an operating loss of $16 million in 2019, and Adjusted EBITDA of $865 million in 2020, also up significantly from $138 million in 2019 primarily due to significantly higher North American OSB prices. Included in 2020 operating income is a net pre-tax non-cash impairment charge of $13 million (see Impairment of Assets and Cordele Line 1 below) and a $10 million pre-tax loss related to the closure of the 100 Mile House, British Columbia mill (see 100 Mile House below) and included in the 2019 operating loss was a pre-tax non-cash impairment charge of $10 million (see Cordele Line 1 below). On the controllable side of the business, Norbord recorded $55 million in MIP gains from improved productivity and richer product mix.
The following table reconciles Adjusted EBITDA to the most directly comparable IFRS measure:

(US $ millions)	2020	2019	2018
Earnings (loss)	$497	$(42)	$371
Add: Finance costs	43	45	37
Less: Interest income	—	(2)	(4)
Add: Costs on early extinguishment of 2020 Notes	—	10	—
Add: Depreciation and amortization	133	136	134
Add: Income tax expense (recovery)	150	(27)	100
EBITDA	823	120	638
Add: Impairment of assets, net	13	10	80
Add: Loss on disposal of assets	4	3	2
Add: Stock-based compensation and related costs	8	3	4
Add: Costs related to 100 Mile House closure	10	2	—
Add: West Fraser transaction costs	4	—	—
Add: Contract settlement	3	—	—
Adjusted EBITDA(1)	$865	$138	$724
(1)Non-IFRS measure; see Non-IFRS Financial Measures section.
Norbord recorded earnings of $497 million ($6.14 per basic and diluted share) in 2020 versus a loss of $42 million ($0.51 loss per basic and diluted share) in 2019. Excluding the impact of non-recurring or other items and using a normalized Canadian statutory tax rate, Norbord recorded Adjusted earnings of $517 million ($6.39 per basic share and $6.38 per diluted share) in 2020, compared to an Adjusted loss of $30 million ($0.37 loss per basic share and diluted share) in 2019. Adjusted earnings increased in 2020 primarily due to higher Adjusted EBITDA.

Exhibit 99.2

The following table reconciles Adjusted earnings (loss) to the most directly comparable IFRS measure:

(US $ millions)	2020	2019	2018
Earnings (loss)	$497	$(42)	$371
Add: Impairment of assets, net	13	10	80
Add: Loss on disposal of assets	4	3	2
Add: Stock-based compensation and related costs	8	3	4
Add: Costs related to 100 Mile House closure	10	2	—
Add: West Fraser transaction costs	4	—	—
Add: Contract settlement	3	—	—
Add: Costs on early extinguishment of 2020 Notes	—	10	—
Add: Reported income tax expense (recovery)	150	(27)	100
Adjusted pre-tax earnings (loss)	689	(41)	557
Less: Income tax (expense) recovery at statutory rate(1)	(172)	11	(145)
Adjusted earnings (loss)(2)	$517	$(30)	$412
(1)Represents Canadian combined federal and provincial statutory rate (2020 - 25%; 2019 and 2018 - 26%).
(2)Non-IFRS measure; see Non-IFRS Financial Measures section.
ROCE was 55% compared to 9% in the prior year. ROCE is a non-IFRS measurement of financial performance, focusing on cash generation and the effective use of capital. As Norbord operates in a cyclical commodity business, it interprets ROCE over the cycle as a useful means of comparing businesses in terms of efficiency of management (see Non-IFRS Financial Measures section). Over the past three years, Norbord’s ROCE has ranged from 9% to 55% and has averaged 26% since 2002. Norbord remains well positioned to benefit from increasing demand for OSB from non-traditional end uses in North America and growing demand in the Company’s core European markets in the years ahead.
2019 COMPARISON AGAINST 2018
Total sales decreased by $693 million or 29% in 2019. In North America, sales decreased by 35% primarily due to lower prices and a 5% decrease in shipment volumes, with the average North Central, South East and Western Canada OSB benchmark prices decreasing by $141, $128 and $141 per Msf, respectively, or 40%, 41% and 46%, respectively, compared to 2018. In Europe, sales decreased by 4% due to lower average panel prices and the foreign exchange translation impact of a weaker Pound Sterling relative to the US dollar.
Against this market backdrop, Norbord generated an operating loss of $16 million in 2019, down from operating income of $504 million in 2018, and Adjusted EBITDA of $138 million in 2019, down from $724 million in 2018 primarily due to significantly lower North American OSB prices. Included in the 2019 operating loss is a pre-tax non-cash impairment charge of $10 million (see Cordele Line 1 below) and included in 2018 operating income was a pre-tax non-cash impairment charge of $80 million against the 100 Mile House mill's assets on the reduction in the region's annual allowable timber harvest. On the controllable side of the business, MIP gains from improved productivity and richer product mix were offset primarily by the efficiency impact of significant production curtailments across the North American mills during the year.
Norbord recorded a loss of $42 million ($0.51 loss per basic and diluted share) in 2019 versus earnings of $371 million ($4.29 per basic share and $4.27 per diluted share) in 2018. Excluding the impact of non-recurring or other items and using a normalized Canadian statutory tax rate, Norbord recorded an Adjusted loss of $30 million ($0.37 loss per basic and diluted share) in 2019, compared to Adjusted earnings of $412 million ($4.76 per basic share and $4.74 per diluted share) in 2018. Adjusted earnings declined in 2019 primarily due to lower Adjusted EBITDA.

OUTLOOK FOR 2021
US housing starts remain below the long-term annual average of 1.5 million and have been recovering more gradually than in any prior cycle. Industry experts are forecasting US housing starts ranging from 1.34 million to 1.55 million in 2021, with an average of 1.45 million, which would represent an increase of 5% over 2020, with single-family starts (which use approximately three times more OSB than multi-family) representing 76% of total forecasted starts, up from 72% in 2020. According to the APA – The Engineered Wood Association (APA), the North American OSB industry produced

Exhibit 99.2

approximately 23.0 Bsf (3/8-inch basis) in 2020, which is approximately 96% of the industry's operating production capacity. Industry experts forecast capacity utilization to increase in 2021, due to improving demand. To align with this increasing demand that Norbord would not have otherwise been able to satisfy from its currently operating mills, Norbord announced the planned restart of its indefinitely curtailed mill in Chambord, Quebec in spring 2021.
The key indicators for the US housing market, including strong new home sales, housing permits and single family starts, minimal new home inventories, and low mortgage rates, continue to provide a positive outlook for OSB demand. Similarly, repair-and-remodelling demand has remained robust and demand from industrial customers has normalized following pandemic-imposed restrictions earlier in 2020. Notwithstanding these positive trends, there remains considerable uncertainty in the broader economic environment as the second wave of COVID-19 plays out. Should conditions change, Norbord is well positioned to respond with its flexible operating strategy.
In Europe, substitution for higher-cost imported plywood continues to drive OSB consumption growth. Norbord expects to produce more OSB in 2021 from the continued ramp-up of the Phase 2 project at the Inverness, Scotland mill, completed in the second half of 2020 (see Inverness Project below).
On the input cost side, European wood prices are expected to continue to decline while all other raw material prices in both North America and Europe are expected to increase marginally. As in previous years, Norbord will continue to pursue aggressive MIP initiatives to reduce raw material usage and improve productivity to offset inflation and other uncontrollables in its manufacturing cost structure.
Norbord is planning to make capital investments of approximately $185 million in 2021 for maintenance of business projects (including mobile equipment leases), projects focused on debottlenecking capacity, reducing manufacturing costs, and enhancing process safety across the Company’s mills, as well as the remaining portion to complete the rebuild of the Chambord mill. It will also include investments to support the Company's strategy to increase the production of specialty products for industrial applications and exports.
Norbord’s competitive cost position, diversified sales strategy and solid customer partnerships leave the Company well positioned for the years ahead.
RESULTS OF OPERATIONS

(US $ millions, unless otherwise noted)	2020	2019
Sales	2,407	1,731
Adjusted EBITDA(1)	865	138
Adjusted EBITDA margin(1)	36%	8%
Depreciation and amortization	133	136
Additions to property, plant and equipment and intangible assets	128	144
Shipments (MMsf–3/8”)	7,666	7,976
Indicative Average OSB Price
North Central ($/Msf–7/16”)	443	210
South East ($/Msf–7/16”)	429	187
Western Canada ($/Msf–7/16”)	422	166
Europe (€/m3)(2)	252	274
(1)Non-IFRS measure; see Non-IFRS Financial Measures section.
(2)European indicative average OSB price represents the gross delivered price to the largest continental market.

Markets
North America is the principal market destination for Norbord’s products. North American OSB comprised 75% of Norbord’s panel shipments in 2020. Therefore, results of operations are most affected by changes in North American OSB demand and prices. Norbord continues to execute on its recent strategy of expanding North American sales of OSB into new specialty applications to complement the existing strong commodity products business. Europe comprised 25% of total shipments in 2020. European panel prices have historically been less volatile than North American prices, and therefore affect Norbord’s results to a lesser degree.

Exhibit 99.2

Shipments

(MMsf–3/8”)	2020	2019
North America	5,787	6,145
Europe	1,879	1,831
Total	7,666	7,976
North America
According to the APA, new home construction is the largest end use for the OSB industry in North America, accounting for approximately 58% of OSB consumption in 2020. 2020 US housing starts were up 7% year-over-year to 1.38 million, and the seasonally adjusted annualized pace of permits, the more forward-looking indicator, was 1.67 million in December, a 5% increase over December 2019. Single-family starts (which use approximately three times more OSB than multi-family) increased by 12%, and represented 72% of total starts, up from 69% in 2019. New home construction has rebounded significantly since the low of 0.55 million in 2009, with the seasonally-adjusted pace of US housing starts above the long-term annual average of 1.5 million for the past three months.

According to the APA, 2020 North American OSB production was in line with 2019 at approximately 23.0 Bsf (3/8-inch basis), representing 69% of total North American structural panel production and 96% of the OSB industry’s operating production capacity (85% of industry installed capacity). This compares to an estimated operating rate of 83% in 2019.

In 2020, North American benchmark OSB prices were significantly higher than in 2019. Prices commenced their ascent at the start of the year, pulling back in the second quarter due to the impact of the COVID-19 pandemic on demand, then climbing dramatically to record highs in the second half of the year. The North Central benchmark OSB price ranged from a low of $220 per Msf (7⁄16-inch basis) in January to a high of $710 per Msf in December and averaged $443 per Msf for the year. The table below summarizes average benchmark OSB prices by region for the relevant years:

North American Region	% of Norbord’s Estimated Annual Operating Capacity(1)	2020 ($/Msf-7/16”)	2019 ($/Msf-7/16”)
North Central	16%	$443	$210
South East	39%	429	187
Western Canada	25%	422	166
(1)Based on the annual capacity figures as at December 31, 2020 and excludes the curtailed Chambord, Quebec mill, which represents 7% of estimated annual capacity.

Norbord’s North American shipment volume decreased by 6% in 2020 driven primarily by reduced shipments into the new home construction sector due to the indefinite curtailments of 100 Mile House and Cordele Line 1 in the prior year, as well as production curtailments taken in the second quarter to align with reduced demand due to the COVID-19 pandemic, with growth in the repair-and-remodelling sector providing a partial offset. Approximately 45% of Norbord’s sales volume went to the new home construction sector in 2020, down from the previous year due to the impact of the pandemic on homebuilding. The remaining 55% went into repair-and-remodelling, light commercial construction and specialty applications (which include industrial and export end uses, both of which were negatively impacted by the pandemic). Management believes that this diversification provides opportunities to maximize profitability while limiting the Company’s relative exposure to the new home construction segment during periods of soft housing activity.
Europe
In Europe, panel prices continued the decline started in 2019, particularly in the UK where the impact of the pandemic on customer demand was more acute than on the continent. In the UK, where three of Norbord’s four European mills are located, GDP shrank 10%, unemployment rose and housing starts declined largely due to the impact of the pandemic. In Germany, Europe’s largest continental OSB market, GDP growth declined 7% with a slight decline in housing starts from the previous year. Despite these negative macro-economic indicators, Norbord’s European shipment volume increased 3% in 2020 due to strong OSB demand growth more than offsetting the second quarter pandemic impact on customer demand. In local currency terms, average panel prices for the full year declined 9% from 2019, but prices started rebounding in the back half of the year when demand improved as pandemic restrictions eased.
Historically, the UK has been a net importer of panel products and Norbord is the largest domestic producer. A weaker Pound Sterling relative to the Euro is advantageous to Norbord’s primarily UK-based operations as it improves sales

Exhibit 99.2

opportunities within the UK and supports Norbord’s export program into the continent. In 2020, the Pound Sterling ranged from 1.07 to 1.20 versus the Euro and averaged 1.13 compared to 1.14 in 2019.
Sales

(US $ millions)	2020	2019
North America	$1,937	$1,237
Europe	470	494
Total	$2,407	$1,731
Total sales increased by $676 million or 39% in 2020. In North America, sales increased by 57% primarily due to significantly higher prices, partially offset by a 6% decrease in shipment volumes, with the average North Central, South East and Western Canada OSB benchmark prices increasing by $233, $242 and $256 per Msf, respectively, or 111%, 129% and 154%, respectively, compared to 2019. In Europe, sales decreased by 5% due to lower average panel prices, partially offset by a 3% increase in shipment volumes.
Production

(MMsf–3/8”)	2020	2019
North America	5,704	6,199
Europe	1,890	1,858
Total	7,594	8,057
Total production volume decreased by 6% or 463 MMsf (3⁄8-inch basis) in 2020. The decrease in North America was largely due to indefinite curtailments taken in 2019 and COVID-19 related curtailments taken in the second quarter of 2020. In Europe, the Company's OSB mills continued to increase production to supply strong demand growth more than offsetting lower production at its particleboard and MDF sites, primarily due to the impact of COVID-19 on customer demand in the second quarter of 2020.
North America
North American production volume decreased by 8% or 495 MMsf (3⁄8-inch basis) primarily due to curtailments taken in the second quarter to align production volume with reduced customer demand due to the economic impact of the pandemic as well as the indefinite curtailments of 100 Mile House, British Columbia and Line 1 at the Cordele, Georgia mill in 2019. An annual production record was set at the High Level, Alberta mill.

Production has remained suspended at the Chambord, Quebec mill since the third quarter of 2008. In 2018, the Board of Directors approved a $71 million investment to rebuild and prepare the mill for an eventual restart when warranted by customer demand (see Chambord Rebuild Project below). In December 2020, Norbord announced the planned restart in spring 2021 to meet strong customer demand. This mill represents 7% of Norbord’s annual estimated capacity in North America.

Excluding the Chambord mill and the 100 Mile House mill starting in the fourth quarter of 2020, Norbord’s mills produced at 80% of available capacity in 2020 compared to 85% in 2019. The decrease in capacity utilization was due to the indefinite curtailments taken in the prior year and the impact of the pandemic on customer demand in the second quarter.
Flexible Operating Strategy
Earlier this year and in reaction to the pandemic impact on demand, Norbord recognized the need to implement a more flexible operating strategy across its manufacturing platform. The objective was to be more agile in responding to changing market conditions and customer requirements while containing manufacturing costs through more efficient maintenance planning and execution. This strategy has proven to have significant merit and has been adopted as the Company's standard operating approach. At the same time, it became clear that the 100 Mile House mill would not have a role to play in the future. As the Company’s highest cost operation, this mill had been indefinitely curtailed since August 2019 in response to a wood supply shortage and rising fibre costs. The region in which the mill is located has been under wood supply pressure for the past decade as a result of the mountain pine beetle epidemic and more recently significant wildfires, leading to a 50% reduction in the region’s annual allowable harvest. Taken together, the current and expected ongoing wood supply shortage made operation of the mill uneconomic and Norbord decided to permanently close 100 Mile House in the fourth quarter of 2020 (see 100 Mile House below).

Exhibit 99.2

During the third quarter of 2020, demand for North American OSB rebounded strongly from the initial COVID-19 impact and in response, the Company restarted Cordele Line 1 (which had been indefinitely curtailed in November 2019) on a limited operating schedule to meet customer orders that Norbord would not have otherwise been able to satisfy. Going forward, the line is now part of the flexible operating strategy (see Cordele Line 1 below).
100 Mile House
As a result of the decision to permanently close the 100 Mile House OSB mill, a $10 million charge was recognized in the third quarter of 2020 representing an impairment on the remaining carrying values of this mill's property, plant and equipment to their recoverable amount determined based on fair value less costs of disposal, as well as to provide for other costs and severance, which was paid out in the fourth quarter of 2020, and inventory. Previously the Company recorded a $2 million charge for severance and related costs in the second quarter of 2019 when the mill was indefinitely curtailed. Norbord had successfully transferred production to its other operating North American OSB mills, including High Level and Grande Prairie, Alberta. The mill has a stated annual production capacity of 440 MMsf (3/8-inch basis), or 6% of the Company’s North American stated annual capacity.

Cordele Line 1
In November 2019, the Company indefinitely curtailed Line 1 of the two-line Cordele, Georgia OSB mill due to continued poor market conditions and lower than anticipated OSB demand at the time, particularly in the South East region. The mill had been operating on a reduced 10/4 schedule since September 5, 2019. As a result, in the third quarter of 2019 the Company recorded a non-cash pre-tax impairment charge of $10 million against the carrying value of certain of the mill's production equipment. No additional impairment was required for the remaining assets as their recoverable amount was greater than their carrying values. Line 1 has a stated annual production capacity of 440 MMsf (3/8-inch basis), or 6% of the Company’s North American stated annual capacity.

As the line will now continue to operate under the Company's flexible operating strategy to respond to variability and seasonality of customer demand, the previous impairment charge (of $10 million) was reversed in the fourth quarter of 2020 as the indicators of impairment no longer existed. Separately, a $7 million impairment charge was recorded against the carrying value of certain construction in progress assets at the mill that will not be put into production and therefore have no future value.

Impairment of Assets
Apart from the impairments discussed above, the Company also recorded a non-cash impairment loss of $16 million in 2020 relating to idle production assets at the Grande Prairie, Alberta mill. These assets were deemed to be surplus following a review of the likelihood of their future use based on factors including relevant operating plans, raw material availability and the limited potential for redeployment of these assets.
Europe
European production volume increased 2% or 32 MMsf (3/8-inch basis) in 2020. Annual production records were achieved at the OSB mills in Genk, Belgium and Inverness, Scotland. In addition to customary shutdowns for maintenance and holidays, Norbord's UK mills took significant curtailments in the second quarter in response to COVID-19 impacts on customer demand. The mills produced at 87% of stated capacity in 2020 down from 88% in 2019. The decrease in capacity utilization is driven by the 225 MMsf restatement of capacity (an 11% increase) from the completion of Phase 2 of the Inverness mill expansion project.

Operating Results

Adjusted EBITDA(1) (US $ millions)	2020	2019
North America	$832	$85
Europe	48	64
Unallocated	(15)	(11)
Total	$865	$138
(1)Non-IFRS measure; see Non-IFRS Financial Measures section.

Norbord generated Adjusted EBITDA of $865 million in 2020, compared to $138 million in 2019. North American operations generated Adjusted EBITDA of $832 million, compared to $85 million in the prior year. Norbord’s European operations generated Adjusted EBITDA of $48 million, compared to $64 million in 2019.

Exhibit 99.2

North America
Norbord’s North American Adjusted EBITDA increased by $747 million primarily due to record benchmark OSB prices in 2020, productivity improvements and lower raw material prices, partially offset by higher mill profit share costs attributed to higher earnings, lower shipment volumes and higher raw material usages.
Europe
Norbord’s European operations Adjusted EBITDA declined by $16 million primarily due to lower average panel prices, partially offset by lower raw material and energy prices.
Corporate
The decline in Adjusted EBITDA in the Unallocated segment was primarily the result of higher bonus costs attributed to higher earnings.

Adjusted EBITDA Variance
The components of the Adjusted EBITDA change are summarized in the variance table below:

(US $ millions)	2020 vs. 2019
Adjusted EBITDA(1) – current period	$865
Adjusted EBITDA(1) – comparative period	138
Variance	727
Mill nets(2)	746
Volume(3)	(14)
Key input prices(4)	25
Key input usage(4)	(10)
Mill profit share and bonus	(41)
Other operating costs and foreign exchange(5)	21
Total	$727
(1)Non-IFRS measure; see Non-IFRS Financial Measures section.
(2)The mill nets variance represents the estimated impact of changes in realized pricing across all products. Mill nets are calculated as sales (net of outbound freight costs) divided by shipment volume.
(3)The volume variance represents the impact of shipment volume changes across all products.
(4)The key inputs include fibre, resin, wax and energy.
(5)The other operating costs and foreign exchange category covers all remaining variances including labour and benefits, and maintenance.
On the sales side, housing market activity, particularly in the US, influences OSB demand and pricing. Fluctuations in North American OSB demand and prices significantly affect Norbord’s results.
On the cost side, fluctuations in uncontrollable raw material prices impact operating costs. In 2020, average resin prices were lower than the prior year in both North America and Europe. Resin prices are indexed to widely used industrial chemicals derived from oil and gas products. Fibre prices in both North America and Europe were also lower in 2020. Norbord does not own any timberlands; therefore, it purchases timber and wood chips as well as recycled wood materials on the open market in competition with other users of such resources, where prices are influenced by factors beyond Norbord’s control.
In 2020, Norbord’s North American OSB cash production costs per unit (excluding mill profit share) decreased 2% versus the prior year due to lower raw material prices and improved productivity, partially offset by higher raw material usages.
For 2020, the Company generated MIP gains of $55 million from improved productivity, notably from the Inverness mill, and product mix. This is in line with Company's best-ever MIP result in 2014. MIP is measured relative to the prior year at constant prices and exchange rates.

Exhibit 99.2

FINANCE COSTS, INTEREST INCOME, DEPRECIATION AND AMORTIZATION, AND INCOME TAX

(US $ millions)	2020	2019
Finance costs	$(43)	$(45)
Interest income	—	2
Depreciation and amortization	(133)	(136)
Income tax (expense) recovery	(150)	27

Finance Costs
Finance costs decreased by $2 million in 2020 primarily due to lower utilization charges from fewer drawings on the accounts receivable program (see Accounts Receivable Securitization).

The effective interest rate on Norbord’s debt-related obligations was 6.0% as at December 31, 2020 (2019 - 6.0%).

Interest Income
Despite significant cash balances in the back half of 2020, less than $1 million (2019 - $2 million) of interest income was earned during the year due to exceptionally low central bank interest rates in response to the COVID-19 economic impact.
Depreciation and Amortization
The Company uses the units-of-production method to depreciate its production equipment. Fluctuations in depreciation expense reflect relative changes in production levels by mill and the level of investment in production equipment in recent years.
Income Tax
A tax expense of $150 million was recorded in 2020 on pre-tax earnings of $647 million and a tax recovery of $27 million was recorded in 2019 on a pre-tax loss of $69 million. The effective tax rate of 23% (2019 - 39%) differs from the Canadian statutory rate principally due to rate differences on foreign activities, fluctuations in relative currency values and the recognition of non-recurring income tax recoveries.
In 2020, the Company received net cash tax recoveries of $30 million and in 2019 made net cash tax payments of $42 million.
At December 31, 2020, the Company has capital losses of $150 million in Canada that can be carried forward indefinitely, state tax losses of $266 million from operations in the US that expire by 2038, and operating loss carryforwards of €28 million from operations in Belgium that can be carried forward indefinitely. These loss carryforwards may be utilized before expiry to eliminate cash taxes otherwise payable and will preserve future cash flows. Certain benefits relating to the above losses have been recognized and included in deferred income tax assets in the consolidated financial statements. The Company reviews its deferred income tax assets at each balance sheet date and recognizes amounts that, in the judgement of management, are probable to be utilized.
LIQUIDITY AND CAPITAL RESOURCES

(US $ millions, except per share information, unless otherwise noted)	2020	2019
Cash provided by operating activities	$829	$19
Cash provided by operating activities per share(1)	10.25	0.23
Operating working capital(1)	121	120
Total working capital(1)	577	202
Additions to property, plant and equipment and intangible assets	128	144
Net debt to capitalization, market basis(1)	4%	24%
Net debt to capitalization, book basis(1)	7%	40%
(1)Non-IFRS measure; see Non-IFRS Financial Measures section.
At year-end, the Company had unutilized liquidity of $985 million, comprising $568 million in cash and cash equivalents, $292 million in revolving bank lines and $125 million in available drawings under its accounts receivable securitization program. Norbord has no investments in, or other direct exposure to, US sub-prime mortgages, US auction rate securities or Canadian asset-backed commercial paper.

Exhibit 99.2

The Company’s outstanding long-term debt has a weighted average term of 4.5 years. Norbord’s net debt for financial covenant purposes was $106 million at December 31, 2020, which includes long-term debt of $665 million less cash and cash equivalents of $568 million plus letters of credit and guarantees of $8 million and other liabilities classified as debt for financial covenant purposes of $1 million.
Senior Secured Notes Due 2023
The Company’s $315 million senior secured notes due April 2023 bear an interest rate of 6.25% (2023 Notes). See Security - Revolving Bank Lines, 2023 Notes and 2027 Notes section below.
Senior Secured Notes Due 2027
The Company's $350 million senior secured notes due July 2027 bear an interest rate of 5.75% (2027 Notes). See Security - Revolving Bank Lines, 2023 Notes and 2027 Notes section below.

Pursuant to the indentures governing the 2023 and 2027 Notes, following the Acquisition, the Company is required to make a change of control offer to all holders of the notes, at a purchase price equal to 101% of their aggregate principal amount plus accrued and unpaid interest. Any notes that are not tendered to such offer will continue to remain outstanding obligations of Norbord Inc. subject to the terms and conditions of their indentures. Details will be provided in a notice of the offer to be mailed to the holders of the Norbord notes.
Revolving Bank Lines
Prior to the Acquisition, the Company had an aggregate commitment of $300 million in revolving bank lines which bore interest at money market rates plus a margin that varied with the Company’s credit rating. The maturity date of the aggregate commitment was May 2022. The bank lines were secured by a first lien on the Company’s North American OSB inventory and property, plant and equipment. This lien was shared pari passu with the holders of the 2023 and 2027 Notes. The commitment was terminated on February 1, 2021, upon closing of the Acquisition. See Security - Revolving Bank Lines, 2023 Notes and 2027 Notes section below.
The bank lines contained two quarterly financial covenants: minimum tangible net worth of $500 million and maximum net debt to total capitalization, book basis, of 65%. For the purposes of the tangible net worth calculation, the following adjustments have been made as at year-end:

●	the IFRS transitional adjustments to shareholders’ equity of $21 million at January 1, 2011 are added back;

●	changes to other comprehensive income subsequent to January 1, 2011 are excluded;

●	impairment of assets charge for 2018 is excluded;

●	intangible assets (other than timber rights and software acquisition and development costs) are excluded; and

●	the impact of the 2015 change in functional currency of Ainsworth on shareholders’ equity of $155 million is excluded.
Net debt for financial covenant purposes included total debt, principal amount excluding any drawings on the accounts receivable securitization program, less cash and cash equivalents, plus letters of credit issued and any bank advances. At year-end, the Company’s tangible net worth was $1,403 million and net debt for financial covenant purposes was $106 million. Net debt to capitalization, book basis, was 7%. The Company was in compliance with the financial covenants at year-end.
Security - Revolving Bank Lines, 2023 Notes and 2027 Notes
Following the repayment and termination of the Company's revolving bank lines on completion of the Acquisition, the collateral platform providing for security over assets of Norbord in favour of the revolving banks was terminated. As a consequence, the collateral platform providing for security over assets of Norbord in favour of the holders of the 2023 Notes and the 2027 Notes was terminated. The termination of the collateral platforms resulted in the discharge of the liens that supported both collateral platforms. The 2023 Notes and the 2027 Notes are now, as a consequence of such termination, unsecured obligations of Norbord Inc.

Exhibit 99.2

Norbord’s capital structure at period-end consisted of the following:

(US $ millions)	Dec 31, 2020	Dec 31, 2019
Long-term debt, principal value	$665	$665
Add: Other long-term debt	—	68
Less: Cash and cash equivalents	(568)	(20)
Net debt	97	713
Less: Other long-term debt	—	(68)
Add: Other liabilities classified as debt for financial covenant purposes	1	2
Add: Letters of credit and guarantees	8	8
Net debt for financial covenant purposes	$106	$655
Shareholders’ equity	$1,120	$704
Add: 2018 impairment of assets (net of tax)	59	59
Add: Other comprehensive income change(1)	48	60
Add: Impact of Ainsworth changing functional currencies	155	155
Add: IFRS transitional adjustments	21	21
Tangible net worth for financial covenant purposes	$1,403	$999
Total capitalization	$1,509	$1,654
Net debt to capitalization, market basis	4%	24%
Net debt to capitalization, book basis	7%	40%
(1)Cumulative subsequent to January 1, 2011.
Debt Issue Costs
Amortization expense related to debt issue costs for 2020 was $2 million (2019 – $2 million).
Accounts Receivable Securitization
Prior to the Acquisition, the Company had a $125 million multi-currency accounts receivable securitization program with a third-party trust sponsored by a highly rated Canadian financial institution. Under the program, Norbord transferred substantially all of its present and future trade accounts receivable to the trust on a fully serviced basis for proceeds consisting of cash and deferred purchase price. However, the asset derecognition criteria under IFRS had not been met and the transferred accounts receivable remain recorded as an asset. This program was terminated on February 1, 2021 upon closing of the Acquisition.
At year-end, Norbord had transferred but continued to recognize $204 million in trade accounts receivable and recorded drawings of nil as other long-term debt relating to this financing program. The level of accounts receivable transferred under the program fluctuated with the level of shipment volumes, product prices and foreign exchange rates. The amount the Company was able to draw under the program at any point in time depended on the level of accounts receivable transferred, concentration limits and credit enhancement ratios. At period-end, the maximum available drawings under the program were $125 million. The amount the Company chose to draw under the program fluctuated with the Company's cash requirements at that point in time. Any drawings were presented as other long-term debt on the balance sheet and were excluded from the net debt to capitalization calculation for financial covenant purposes. The utilization charge, which was based on money market rates plus a margin, and other program fees were recorded as finance costs. During 2020, the utilization charges on drawings ranged from 1.6% to 2.8%.

Exhibit 99.2

Other Liquidity and Capital Resources
Operating working capital, consisting of accounts receivable, inventory and prepaids less accounts payable and accrued liabilities, increased by $1 million during the year to $121 million at year-end, compared to $120 million at December 31, 2019. The year-over-year increase was primarily due to higher accounts receivable, partially offset by higher accounts payable and accrued liabilities. Higher accounts receivable was primarily attributed to higher North American pricing. Higher accounts payable and accrued liabilities were primarily attributed to higher mill profit share and bonus accruals due to higher earnings as well as higher accrued capital expenditures. The Company aims to minimize the amount of capital held as operating working capital and continued to manage it at minimal levels throughout the year.
Total working capital, which includes operating working capital plus cash and cash equivalents and taxes receivable less taxes payable, was $577 million as at December 31, 2020, compared to $202 million at December 31, 2019. The increase is attributed to the higher cash balance, partially offset by higher taxes payable and lower taxes receivable.
Operating activities generated $829 million of cash or $10.25 per share in 2020, compared to $19 million or $0.23 per share in 2019. The greater cash generation is commensurate with the increase in Adjusted EBITDA.
The following table summarizes the aggregate amount of future cash outflows for contractual obligations:

				Payments Due by Period
(US $ millions)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt, including interest	$855	$40	$405	$60	$350
Purchase commitments	119	33	32	12	42
Lease obligations	24	9	6	5	4
Reforestation obligations	5	2	1	1	1
Total	$1,003	$84	$444	$78	$397
Note: The above table does not include pension and post-employment benefits plan obligations, which are discussed in the Risks and Uncertainties – Defined Benefit Pension Plan Funding section.

INVESTMENTS
Investment in Property, Plant and Equipment

(US $ millions)	2020	2019
Increased productivity and cost reduction	$38	$31
Maintenance of business	36	43
Inverness project	19	28
Chambord rebuild	7	24
Right of use leases	12	3
Environmental and safety	8	10
Capitalized interest	4	2
Total	$124	$141
The focus of the Company’s capital reinvestment strategy is to improve production efficiency and product mix, reduce manufacturing costs and maintain the Company's assets and high standards for environmental and safety performance. Investment in property, plant and equipment in 2020 was $124 million ($128 million including intangible assets), representing approximately 93% of depreciation and amortization (71% excluding the capital expenditures on the specific projects discussed below).
Key 2020 and 2019 projects included the second phase of the Inverness project and the ongoing rebuild project at the Chambord mill (both described below).
Norbord is planning to make capital investments of approximately $185 million in 2021 for maintenance of business projects and projects focused on debottlenecking capacity, reducing manufacturing costs across the mills, and enhancing process safety across the mills, as well as the remaining portion to complete the rebuild of the Chambord mill (described below). It will also include investments to support the Company's strategy to increase the production of specialty products

Exhibit 99.2

for industrial applications and exports, as well as leases for mobile production equipment and premises. These investments will be funded with cash on hand, cash generated from operations and, if necessary, drawings under the Company’s access to committed revolving bank lines.
Inverness Project
During the first phase of the project, the Company invested $147 million from 2016 to 2018 to modernize and expand the Company’s Inverness OSB mill, including moving the unused second press from the Grande Prairie, Alberta mill. The project was substantially completed and the new line started up in the fourth quarter of 2017, with no disruption to existing production capacity, and the mill's stated capacity was increased from 395 to 720 MMsf (3/8-inch basis). The new finishing end was installed in 2018 and commissioned during the first quarter of 2019.

In January 2019, the Board of Directors approved a $46 million (£35 million) second phase investment to further expand capacity at the Inverness mill by 225 MMsf (3/8-inch basis) through the addition of a second wood room and dryer. During 2020, $19 million ($47 million in total) was invested to complete the Phase 2 expansion project. This project is now complete and the state-of-the-art continuous press continues to ramp up towards its restated Phase 2 capacity of 945 MMsf (3/8-inch basis).

Chambord Rebuild Project
Production has remained curtailed at the Chambord mill since the third quarter of 2008. The Company believes North American OSB demand will continue to grow over the long-term. In order to support this anticipated growth and enhance the competitive position of the Company's overall manufacturing operations, Norbord is investing $71 million to rebuild and prepare the mill for an eventual restart. In December 2020, the Company announced the planned restart of the mill in spring 2021. The project involves replacing the dryers and investing in the wood handling and finishing areas to streamline the mill’s manufacturing process and reduce manufacturing costs, as well as upgrades in process and personal safety systems, electrical systems and environmental equipment to bring the mill up to current standards after a decade of curtailment. The government of Quebec is investing up to C $4.8 million (US $3.6 million) in the project; to date, less than C $1 million has been received. Further, the Company’s investment will qualify for Canadian investment tax credits and Quebec’s rebate program for large electricity users which will reduce cash income taxes and electricity costs, respectively, once the mill is operational. Capital expenditure of $7 million was invested during 2020 ($58 million project-to-date).
Investment in Intangible Assets
In 2020, investment in intangible assets was $4 million (2019 - $3 million) consisting of software acquisition and development costs, and timber rights.
CAPITALIZATION
Common Share Information

At December 31	2020	2019
Shares outstanding (millions)	80.7	81.4
Dividends (US $ millions)	$72	$86
Market price at year-end (C $)	$54.96	$34.73
The decrease in shares outstanding during 2020 was related to share repurchases (see Normal Course Issuer Bid), partially offset by shares issued upon stock option exercises. At January 31, 2021, there were 80.7 million common shares outstanding. The average daily volume traded on the Toronto Stock Exchange (TSX) during 2020 was approximately 355,000 shares compared to approximately 318,000 shares in 2019, and the average daily volume traded on the New York Stock Exchange (NYSE) was approximately 280,000 shares, up from approximately 180,000 shares in 2019.

Normal Course Issuer Bid (NCIB)
In November 2019, Norbord renewed its NCIB in accordance with TSX rules. Under the NCIB that expired November 4, 2020, Norbord was permitted to purchase up to 4,083,429, representing 5% of the Company’s issued and outstanding common shares of 81,668,583 as of October 22, 2019, pursuant to TSX rules prior to the bid's expiry date of November 4, 2020. Daily purchases of common shares could not exceed 72,970 subject to the Company’s ability to make “block” purchases under the rules of the TSX. In response to the COVID-19 pandemic, the TSX had temporarily doubled the daily purchase limit under all NCIBs such that Norbord was permitted to purchase up to 145,940 shares per day until June 30, 2020.

Exhibit 99.2

During the first quarter of 2020, 0.9 million shares were purchased under this bid at a cost of $22 million. However, to preserve financial flexibility given the uncertainty surrounding the short- and medium-term outlook, the Company minimized share repurchases starting in early March. During the third quarter of 2020, the Company resumed purchases under this bid and 0.2 million shares were purchased at a cost of $6 million. Norbord has repurchased a total of 1.4 million shares under this bid at a cost of $33 million and the NCIB was not renewed when it expired in November 2020.

Purchases were made on the open market by Norbord through the facilities of the TSX, the NYSE or Canadian or US alternative trading systems, if eligible, in accordance with the requirements of the TSX and applicable securities laws. The price that Norbord paid for any such common shares was the market price of such shares at the time of acquisition. Common shares purchased under the bid were cancelled.
Dividends
Prior to the closing of the Acquisition, Norbord declared dividends on its common shares pursuant to its variable dividend policy which targeted the payment to shareholders of a portion of free cash flow based upon the Company’s financial position, results of operations, cash flow, capital requirements and restrictions under the Company’s revolving bank lines, as well as the market outlook for the Company’s principal products and broader market and economic conditions, among other factors. Under this policy, the Board of Directors declared the following dividends:

(C $)	Quarterly Dividend Declared per Common Share
Q2 2013 to Q4 2014	$0.60
Q1 2015 & Q2 2015	0.25
Q3 2015 to Q1 2017	0.10
Q2 2017	0.30
Q3 2017	0.50
Q4 2017 to Q2 2018	0.60
Q3 2018	4.50
Q4 2018	0.60
Q1 2019 to Q3 2019	0.40
Q4 2019 to Q1 2020	0.20
Q2 2020	0.05
Q3 2020	0.30
Q4 2020	0.60

The dividend level was decreased twice during 2015 to maintain flexibility in the Company’s capital structure as well as to fund growth and other attractive capital investment opportunities. The dividend level was increased three times during 2017, reflecting the strength in North American benchmark OSB prices and resulting robust operating cash flow for the Company, the positive market outlook for the Company’s products and the expectation that free cash flow would be sufficient to fund current growth and other capital investment commitments for the foreseeable future. In the third quarter of 2018, a dividend of C $4.50 was paid as a result of the exceptionally strong free cash flow generated in the second quarter. The dividend level was returned to C $0.60 in the fourth quarter of 2018. The dividend level was reduced twice during 2019 in recognition of the impact of weaker than expected North American OSB markets on the Company's financial results during the year. In the second quarter of 2020, the dividend level was decreased to conserve cash during the initial impact of the COVID-19 pandemic and subsequently increased twice, reflecting the significant improvement in the Company's operating cash flow.
Stock Options
As at December 31, 2020, options on 1.3 million common shares were outstanding, with 58% vested. The exercise prices for the outstanding options range from C $21.44 to C $46.35, with expiration on various dates up to 2029. In 2020, 0.4 million stock options were exercised (2019 – less than 0.1 million stock options), resulting in the issuance of 0.4 million common shares (2019 – less than 0.1 million common shares) for total proceeds of $6 million (2019 – $1 million).
Upon closing of the Acquisition, each outstanding Norbord option was exchanged for a replacement option to acquire West Fraser shares. Both the number of options and the exercise price were converted at the 0.675 exchange ratio.

Exhibit 99.2

TRANSACTIONS WITH RELATED PARTIES
In the normal course of operations, the Company enters into various transactions with related parties which have been measured at exchange value and recognized in the consolidated financial statements. The following transactions have occurred between the Company and its related parties during 2020:
Brookfield
As at December 31, 2020, total future costs related to a 1999 asset purchase agreement between the Company and Brookfield, for which Norbord provided an indemnity, are estimated at less than $1 million and are included in other liabilities in the consolidated balance sheets.

Prior to the Acquisition, the Company periodically engaged the services of Brookfield for various financial, real estate and other business services. In 2020, the fees for services rendered were $1 million (2019 – less than $1 million).
Other
Sales to Asian markets are handled by Interex Forest Products Ltd. (Interex), a cooperative sales company over which Norbord, as a 25% shareholder, has significant influence. In 2020, net sales of $47 million (2019 – $71 million) were made to Interex. At year-end, $3 million (December 31, 2019 – $4 million) due from Interex was included in accounts receivable. At year-end, the investment in Interex was less than $1 million (December 31, 2018 - less than $1 million).
Compensation of Key Management Personnel
The remuneration of Directors and other key management personnel was as follows:

(US $ millions)	2020	2019
Salaries, incentives and short-term benefits	$5	$3
Share-based awards	3	2
	$8	$5

Exhibit 99.2

SELECTED QUARTERLY INFORMATION

				2020				2019
(US $ millions, except per share information, unless otherwise noted)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
SALES AND EARNINGS
Sales	794	725	421	467	373	435	447	476
Operating income (loss)	352	274	31	40	(8)	(12)	(2)	6
Adjusted EBITDA(1)	384	322	84	75	27	33	36	42
Earnings (loss)	256	203	18	20	(12)	(17)	(14)	1
Adjusted earnings (loss)(1)	261	204	31	21	(11)	(9)	(8)	(2)
PER COMMON SHARE EARNINGS
Earnings (loss), basic	3.17	2.51	0.22	0.25	(0.15)	(0.21)	(0.17)	0.01
Earnings (loss), diluted	3.16	2.51	0.22	0.25	(0.15)	(0.21)	(0.17)	0.01
Adjusted earnings (loss), basic(1)	3.23	2.52	0.38	0.26	(0.13)	(0.11)	(0.10)	(0.02)
Adjusted earnings (loss), diluted(1)	3.23	2.52	0.38	0.26	(0.13)	(0.11)	(0.10)	(0.02)
Dividends declared(2)	0.60	0.30	0.05	0.20	0.20	0.40	0.40	0.40
BALANCE SHEET
Total assets	2,477	2,112	1,785	1,904	1,921	1,862	2,207	1,942
Long-term debt	658	658	657	677	657	656	896	550
Net debt for financial covenant purposes(1)	106	436	655	665	655	675	601	564
Net debt to capitalization, market basis(1)	4%	18%	26%	26%	24%	25%	20%	17%
Net debt to capitalization, book basis(1)	7%	27%	40%	40%	40%	40%	36%	34%
KEY STATISTICS
Shipments (MMsf–3/8”)
North America	1,405	1,523	1,400	1,459	1,335	1,654	1,587	1,569
Europe	485	493	402	499	396	440	474	521
Indicative average OSB price
North Central ($/Msf–7/16”)	666	578	270	271	223	217	188	211
South East ($/Msf–7/16”)	644	572	262	251	199	168	186	197
Western Canada ($/Msf–7/16”)	643	579	224	255	190	164	153	160
Europe (€/m3)(3)	264	253	251	241	247	269	285	287
KEY PERFORMANCE METRICS
Return on capital employed (ROCE)(1)	101%	83%	21%	18%	7%	8%	9%	10%
Return on equity (ROE)(1)	101%	97%	17%	11%	(6)%	(5)%	(4)%	(1)%
Cash provided by (used for) operating activities	403	262	125	39	28	52	36	(97)
Cash provided by (used for) operating activities per share(1)	4.99	3.24	1.55	0.48	0.34	0.64	0.44	(1.18)
(1)Non-IFRS measure; see Non-IFRS Financial Measures section.
(2)Dividends declared per share stated in Canadian dollars.
(3)European indicative average OSB price represents the gross delivered price to the largest continental market.

Exhibit 99.2

Quarterly results are impacted by seasonal factors such as weather and building activity. Market demand varies seasonally, as homebuilding activity and repair-and-remodelling work – the principal end uses of Norbord’s products – are generally stronger in the spring and summer months. Adverse weather can also limit access to logging areas, which can affect the supply of fibre to Norbord’s operations. OSB shipment volumes and prices are affected by these factors as well as by global supply and demand conditions.
Operating working capital is typically built up in the first quarter of the year due primarily to log inventory purchases in the northern regions of North America and Europe. This inventory is generally consumed in the spring and summer months. Operating working capital is also impacted by performance-based incentive accruals which are typically built up over the year and paid out in the first quarter of the subsequent year.
The demand for and the price of OSB in North America are significant variables affecting the comparability of Norbord’s results over the past eight quarters. Fluctuations in earnings during that time mirror fluctuations in the demand for and the price of OSB in North America. The Company estimates that the annualized impact on Adjusted EBITDA of a $10 per Msf (7⁄16-inch basis) change in the realized North American OSB price, when operations are running at full capacity (as of December 31, 2020), is approximately $60 million or $0.74 per basic share (approximately $46 million or $0.57 per basic share based on the last 12 months of production). Regional pricing variations, particularly in the Southern US and Western Canada, make the North Central benchmark price a useful, albeit imperfect, proxy for overall North American OSB pricing. Similarly in Europe, regional pricing variations and product mix also make the European OSB indicative price a useful, albeit imperfect, proxy for overall European OSB pricing. The Company estimates that the annualized impact on Adjusted EBITDA of a €10 per 000 m3 change in the realized European OSB price, when operations are running at full capacity (as of December 31, 2020), is approximately $15 million or $0.19 per basic share. Further, premiums obtained on value-added products, the pricing lag effect of maintaining an order file, volume and trade discounts, and negotiated prices on industrial and export products cause realized prices to differ from the benchmarks for both North America and Europe.
Global commodity prices affect the prices of key raw material inputs, primarily wood fibre, resin, wax and energy. Prices for resin, a petroleum-based product, generally follow global oil prices and had generally been trending downwards since the fourth quarter of 2018, bottomed in the second quarter of 2020 and have since been trending upward.
Norbord has significant exposure to the Canadian dollar with approximately 34% of its global (47% of North America) panel production capacity located in Canada (as at December 31, 2020). The Company estimates that the favourable impact of a one-cent (US) decrease in the value of the Canadian dollar would positively impact annual Adjusted EBITDA by approximately $5 million when all five of Norbord’s Canadian OSB mills operate at full capacity. Norbord also has exposure to the Euro as all but one of the Company's European production facilities are located in the UK and export sales to the continent are denominated in Euros. The Company estimates that the favourable impact of a one-pence (UK) decrease in the value of the Euro would positively impact annual Adjusted EBITDA by less than $1 million when all UK production facilities operate at full capacity.
Items not related to ongoing business operations that had a significant impact on quarterly results include:
Costs Related to 100 Mile House Closure – Included in the third quarter of 2020 is a $10 million ($0.12 per basic and diluted share) pre-tax loss related to a non-cash impairment charge, and severance and other related costs resulting from the permanent closure of the 100 Mile House mill (see 100 Mile House). Included in the second quarter of 2019 is $2 million ($0.02 per basic and diluted share) of severance and other related costs resulting from the announcement to indefinitely curtail the 100 Mile House mill effective in August 2019.
Impairment of Assets – Included in the fourth quarter of 2020 is a $10 million ($0.12 per basic and diluted share) non-cash pre-tax gain related to a reversal of impairment at the Company's Cordele mill (see Cordele Line 1) and a separate $7 million ($0.09 per basic and diluted share) non-cash pre-tax loss related to an impairment charge on certain construction-in-progress assets at the Cordele mill. Included in the second quarter of 2020 is a $16 million ($0.20 per basic and diluted share) non-cash pre-tax loss related to an impairment charge at the Company's Grande Prairie mill (see Impairment of Assets). Included in the third quarter of 2019 is a $10 million ($0.12 per basic and diluted share) non-cash pre-tax loss related to an impairment charge at the Company's Cordele mill (see Cordele Line 1).
Loss on Disposal of Assets – Included in the fourth quarter of 2020 is a $1 million ($0.01 per basic and diluted share) non-cash loss related to the disposal of obsolete production equipment. Included in the second quarter of 2020 is a $3 million ($0.04 per basic and diluted share) non-cash loss related to obsolete operating and maintenance supplies and on the

Exhibit 99.2

disposal of obsolete production equipment. Included in the fourth quarter of 2019 is a $2 million ($0.02 per basic and diluted share) non-cash loss related to obsolete operating and maintenance supplies. Included in the second quarter of 2019 is a $1 million ($0.01 per basic and diluted share) non-cash loss on the disposal of production equipment based on capital projects completed during the quarter.
West Fraser Transaction Costs – Included in the fourth quarter of 2020 is $4 million ($0.05 per basic and diluted share) of costs incurred on the Acquisition.
Contract Settlement – Included in the fourth quarter of 2020 is $3 million ($0.03 per basic and diluted share) for a one-time settlement of a contract dispute.
Stock-based Compensation and Related Costs – Included in the fourth quarter of 2020 is $4 million ($0.05 per basic and diluted share) of stock-based compensation and related revaluation costs. Included in the third and second quarters of 2020 is $2 million ($0.02 per basic and diluted share) of similar costs. Included in the fourth, second and first quarters of 2019 is $1 million ($0.01 per basic and diluted share) of similar costs.
Costs on Early Debt Extinguishment − Included in the second quarter of 2019 is a $9 million ($0.11 per basic and diluted share) premium paid on the early extinguishment of the senior secured notes due 2020 and a related $1 million ($0.01 per basic and diluted share) non-cash write-off of net unamortized debt issue costs.
The following table reconciles Adjusted earnings to the most directly comparable IFRS measure:

(US $ millions)	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019
Earnings (loss)	$256	$203	$18	$20	$(12)	$(17)	$(14)	$1
Add: (Reversal) impairment of assets, net	(3)	—	16	—	—	10	—	—
Add: Loss on disposal of assets	1	—	3	—	2	—	1	—
Add: Stock-based compensation and related costs	4	2	2	—	1	—	1	1
Add: Costs related to 100 Mile House closure	—	10	—	—	—	—	2	—
Add: West Fraser transaction costs	4	—	—	—	—	—	—	—
Add: Contract settlement	3	—	—	—	—	—	—	—
Add: Costs on early extinguishment of 2020 Notes	—	—	—	—	—	—	10	—
Add: Reported income tax expense (recovery)	78	61	3	8	(6)	(6)	(10)	(5)
Adjusted pre-tax earnings (loss)	343	276	42	28	(15)	(13)	(10)	(3)
Less: Income tax (expense) recovery at statutory rate(1)	(82)	(72)	(11)	(7)	4	4	2	1
Adjusted earnings (loss)	$261	$204	$31	$21	$(11)	$(9)	$(8)	$(2)
(1)Represents Canadian combined federal and provincial statutory rate (2020 - 25%; 2019 - 26%). Q1 to Q3 of 2020 were based on the 26% rate and a true up for the full year rate of 25% was reflected in Q4.

Exhibit 99.2

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS measure:

(US $ millions)	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019
Earnings (loss)	$256	$203	$18	$20	$(12)	$(17)	$(14)	$1
Add: Finance costs	11	10	10	12	11	11	12	11
Less: Interest income	—	—	—	—	(1)	—	—	(1)
Add: Costs on early extinguishment of 2020 Notes	—	—	—	—	—	—	10	—
Add: Depreciation and amortization	30	36	32	35	32	35	34	35
Add: Income tax expense (recovery)	78	61	3	8	(6)	(6)	(10)	(5)
EBITDA	375	310	63	75	24	23	32	41
Add: (Reversal) impairment of assets, net	(3)	—	16	—	—	10	—	—
Add: Loss on disposal of assets	1	—	3	—	2	—	1	—
Add: Stock-based compensation and related costs	4	2	2	—	1	—	1	1
Add: Costs related to 100 Mile House closure	—	10	—	—	—	—	2	—
Add: West Fraser transaction costs	4	—	—	—	—	—	—	—
Add: Contract settlement	3	—	—	—	—	—	—	—
Adjusted EBITDA	$384	$322	$84	$75	$27	$33	$36	$42

FOURTH QUARTER RESULTS
Sales in the fourth quarter were $794 million, compared to $725 million in the third quarter of 2020 and $373 million in the fourth quarter of 2019. Quarter-over-quarter, sales increased by $69 million primarily due to higher North American OSB prices, partially offset by lower shipment volumes. Year-over-year, sales increased by $421 million primarily due to significantly higher North American OSB prices and higher shipment volumes.
The strong pace of US homebuilding activity continued during what is typically a slower demand season and North American benchmark OSB prices rose further from the prior quarter and were significantly higher year-over-year. The table below summarizes average benchmark OSB prices by region for the relevant quarters:

North American Region	% of Norbord’s Estimated Annual Operating Capacity(1)	Q4 2020 ($/Msf-7/16”)	Q3 2020 ($/Msf-7/16”)	Q4 2019 ($/Msf-7/16”)
North Central	16%	$666	$578	$223
South East	39%	644	572	199
Western Canada	25%	643	579	190
(1)Based on the annual capacity figures as at December 31, 2020 and excludes the curtailed Chambord, Quebec mill, which represents 7% of estimated annual capacity.
In local currency terms, European average panel prices were 5% higher quarter-over-quarter and 2% higher year-over-year.
In North America, shipments were 8% lower than the prior quarter but 5% higher than the same quarter last year. The lower shipments quarter-over-quarter reflect fewer fiscal days in the current quarter and maintenance downtime taken during the typical seasonal slowdown in the fourth quarter. Year-over-year, the higher shipments reflect continued strong OSB demand in the second half of 2020. In Europe, shipment volumes were down by 2% compared to the prior quarter but up 22% compared to the same quarter last year. Quarter-over-quarter, lower shipments were primarily due to timing of shipments as well as fewer fiscal days in the current quarter and year-over-year, higher shipments were driven by higher OSB demand supplied by the ramp-up of the reinvested Inverness mill.

Exhibit 99.2

Norbord’s North American operating mills produced at 80% of available capacity in the fourth quarter of 2020, compared with 86% in the third quarter of 2020 and 77% in the fourth quarter of 2019. These figures do not include the Chambord mill and exclude the capacity of the 100 Mile House mill effective the fourth quarter of 2020. The reduction against the prior quarter reflects the holiday and maintenance downtime taken in the current quarter, partially offset by the removal of the 100 Mile House capacity on permanent closure. The improvement against the prior year quarter is driven by the removal of the 100 Mile House capacity starting in the current quarter. Norbord’s European mills produced at 88% of stated capacity in the fourth quarter of 2020, compared to 97% in the third quarter of 2020 and 87% in the fourth quarter of 2019. The quarter-over-quarter decline is primarily due to the inclusion of the Phase 2 capacity at Inverness starting in the current quarter. The year-over-year increase is due to the ramp-up of the Inverness mill, which more than offset the inclusion of the Phase 2 capacity starting in the current quarter.
Norbord recorded operating income of $352 million in the fourth quarter of 2020 compared to $274 million in the third quarter of 2020 and an operating loss of $8 million in the fourth quarter of 2019. Operating income for the fourth quarter of 2020 included a net non-cash pre-tax impairment recovery of $3 million (see Cordele Line 1 above). Norbord’s Adjusted EBITDA for the fourth quarter was up $62 million from the third quarter of 2020 and $357 million from the fourth quarter of 2019. The quarter-over-quarter increase in Adjusted EBITDA was primarily due to higher North American and European average panel prices, partially offset by lower shipment volumes and the year-over-year increase was primarily due to higher North American OSB prices and higher shipment volumes.
Adjusted EBITDA changes are summarized in the variance table below:

(US $ millions)	Q4 2020 vs. Q3 2020	Q4 2020 vs. Q4 2019
Adjusted EBITDA(1) – current period	$384	$384
Adjusted EBITDA(1) – comparative period	322	27
Variance	62	357
Mill nets(2)	121	371
Volume(3)	(44)	12
Key input prices(4)	(5)	1
Key input usage(4)	(4)	(1)
Mill profit share and bonus	(6)	(23)
Other operating costs and foreign exchange(5)	—	(3)
Total	$62	$357
(1)Non-IFRS measure; see Non-IFRS Financial Measures section.
(2)The mill nets variance represents the estimated impact of changes in realized pricing across all products. Mill nets are calculated as sales (net of outbound freight costs) divided by shipment volume.
(3)The volume variance represents the impact of shipment volume changes across all products.
(4)The key inputs include fibre, resin, wax and energy.
(5)The other operating costs and foreign exchange category covers all remaining variances including labour and benefits, and maintenance.
Adjusted EBITDA was generated from the following geographic segments:

(US $ millions)	Q4 2020	Q3 2020	Q4 2019
North America	$370	$310	$20
Europe	20	16	11
Unallocated	(6)	(4)	(4)
Total	$384	$322	$27
Norbord’s North American operations generated Adjusted EBITDA of $370 million in the fourth quarter of 2020 versus $310 million in the third quarter of 2020 and $20 million in the fourth quarter of 2019. Quarter-over-quarter, the increase of $60 million was primarily attributed to higher OSB prices, partially offset by lower shipment volumes (partially due to fewer fiscal days), seasonally higher raw material usages, higher raw material prices and the timing of and costs associated with maintenance shuts. The year-over-year increase of $350 million was primarily attributed to significantly higher OSB prices and improved productivity, partially offset by higher mill profit share costs attributed to higher earnings and the timing of and costs associated with maintenance shuts.

Exhibit 99.2

In the fourth quarter, Norbord’s North American OSB cash production costs per unit (excluding mill profit share) increased 13% versus the third quarter of 2020 due to the timing of and costs associated with maintenance shuts, higher raw material prices and seasonally higher raw material usages. Unit costs increased by 4% versus the fourth quarter of 2019 due to the timing of and costs associated with maintenance shuts and higher raw material prices, partially offset by improved productivity.
Norbord’s European operations generated Adjusted EBITDA of $20 million in the fourth quarter of 2020, $4 million higher than the third quarter of 2020 and $9 million higher than the same quarter last year. Quarter-over-quarter, higher average panel prices were partially offset by lower shipment volumes (partially due to fewer fiscal days) and higher raw material prices. Year-over-year, higher shipment volumes and average panel prices, and lower resin and energy costs were partially offset by higher maintenance-related costs.
Norbord recorded earnings of $256 million ($3.17 per basic share and $3.16 per diluted share) in the fourth quarter of 2020, versus earnings of $203 million ($2.51 per basic and diluted share) in the third quarter of 2020 and a loss of $12 million ($0.15 loss per basic and diluted share) in the fourth quarter of 2019. Included in the fourth quarter of 2020 was a $3 million non-cash pre-tax net impairment reversal (see Cordele Line 1 above).
Excluding the impact of non-recurring items and using a normalized Canadian statutory tax rate, Norbord recorded Adjusted earnings of $261 million ($3.23 per basic and diluted share) in the fourth quarter of 2020 compared to Adjusted earnings of $204 million ($2.52 per basic and diluted share) in the prior quarter and an Adjusted loss of $11 million ($0.13 loss per basic and diluted share) in the fourth quarter of 2019. The movement in Adjusted earnings is driven primarily by fluctuations in Adjusted EBITDA.
FINANCIAL POLICIES
Capital Allocation
Norbord considers effective capital allocation to be critical to its success. Capital is invested only when Norbord expects returns to exceed pre-determined thresholds, taking into consideration both the degree and magnitude of the relative risks and rewards and, if appropriate, strategic considerations in the establishment of new business activities or maintenance of existing business activities. Post-investment reviews are conducted on capital investment decisions to assess the results against planned project returns.
Liquidity
Norbord strives to maintain sufficient financial liquidity at all times in order to participate in attractive investment opportunities as they arise, and to withstand sudden adverse changes in economic circumstances. Management forecasts cash flows for its current and subsequent fiscal years in order to identify financing requirements. These requirements are then addressed through a combination of committed credit facilities and access to capital markets.
At year-end, the Company had unutilized liquidity of $985 million, comprising $568 million in cash and cash equivalents, $125 million in available drawings under its accounts receivable securitization program and $292 million in unutilized committed revolving bank lines with nine international financial institutions, available to support its liquidity requirements.
Credit Ratings
At February 11, 2021, Norbord’s long-term debt and issuer ratings were:

	Standard & Poor’s Ratings Services	Moody’s Investors Service
Unsecured notes	BBB-	Ba1
Issuer	BBB-	Ba1
Outlook	Stable	Under Review

Following the announcement of the Acquisition, on November 20, 2020, Moody’s Investors Services announced that Norbord’s Ba1 issuer rating and Ba1 senior secured note rating were placed on review for upgrade. S&P Global Ratings (S&P) also announced on November 20, 2020 that it had placed Norbord’s BB issuer credit rating and BB+ issue–level rating on the company’s secured debt on CreditWatch with positive implications. Upon closing of the Acquisition on February 1, 2021, S&P announced they were aligning Norbord’s ratings with West Fraser’s at BBB- with a stable outlook. Also on February 1, 2021, Moody’s announced they were maintaining Norbord’s Ba1 ratings “under review for possible upgrade” pending clarity on the structural ranking of Norbord’s bonds.

Exhibit 99.2

Credit ratings are intended to provide investors with an independent measure of the credit quality of any securities issue. The credit ratings accorded to debt securities by the rating agencies are not recommendations to purchase, hold or sell the debt securities, as such ratings do not comment on market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgement, circumstances warrant.
Use of Financial Instruments
Norbord uses derivative financial instruments solely for the purpose of managing its interest rate, foreign exchange and commodity price exposures, as further detailed in the Risks and Uncertainties section. These activities are governed by Board-approved financial policies that cover risk identification, tolerance, measurement and reporting. Derivative transactions are executed only with approved high-quality counterparties under master netting agreements. Derivative contracts that are deemed to be highly effective in offsetting changes in the fair value, net investment or cash flows of hedged items are designated as hedges of specific exposures and, accordingly, all gains and losses on these instruments are recognized in the same manner as the item being hedged.
CHANGES IN ACCOUNTING POLICIES
(i)Financial Instruments
In September 2019, the IASB issued amendments to IFRS 9 with regards to the interest rate benchmark reform. These amendments provide targeted relief for financial instruments qualifying for hedge accounting to address uncertainties related to the ongoing reform of interbank offered rates. The amendments became effective for the Company on January 1, 2020 and did not have any impact on its consolidated financial statements.
FUTURE CHANGES IN ACCOUNTING POLICIES
(i)Property, Plant and Equipment
In May 2020, the IASB issued amendments to IAS 16 with regards to sale proceeds before property, plant and equipment is available for intended use. These amendments include the requirement to recognize in earnings any proceeds and related costs from selling items produced while an asset is being prepared for its intended use, and clarify the requirement to capitalize costs of testing whether an asset is functioning properly. The amendments are effective on January 1, 2022. The Company is currently assessing the impact of these amendments on its financial statements.
SIGNIFICANT ACCOUNTING POLICIES, JUDGEMENTS AND ESTIMATES
The preparation of financial statements in conformity with IFRS requires management to select appropriate accounting policies to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. In particular, significant accounting policies, judgements and estimates utilized in the normal course of preparing the Company’s financial statements require management to make critical determinations that affect the reported amounts of assets, liabilities, revenues, expenses and disclosure of contingent assets and liabilities. Actual results could materially differ from those estimates. For further information on the Company’s significant accounting policies, refer to note 2 of the consolidated financial statements.
In making estimates and judgements, management relies on external information and observable conditions where possible, supplemented by internal analysis as required. These estimates and judgements have been applied in a manner consistent with prior periods and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in making these estimates and judgements in these financial statements. The significant estimates and judgements used in determining the recorded amount for assets and liabilities in the financial statements include the following:
Judgements
Management’s judgements made in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are:

(i)Functional Currency
The Company assesses the relevant factors related to the primary economic environment in which its entities operate to determine the functional currency.

Exhibit 99.2

(ii)Income Taxes
In the normal course of operations, judgement is required in assessing tax interpretations, regulations and legislation and in determining the provision for income taxes, deferred tax assets and liabilities. These judgements are subject to various uncertainties concerning the interpretation and application of tax laws in the filing of its tax returns in operating jurisdictions, which could materially affect the Company’s earnings or cash flows. There can be no assurance that the tax authorities will not challenge the Company’s filing positions. To the extent that a recognition or derecognition of a deferred tax asset or liability is required, current period earnings or OCI will be affected.
Estimates
Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment in the year ended December 31, 2020 are:

(i)Inventory
The Company estimates the net realizable value of its finished goods and raw material inventory using estimates regarding future selling prices. The net realizable value of operating and maintenance supplies inventory uses estimates regarding replacement costs.

(ii)Property, Plant and Equipment and Intangible Assets
When indicators of impairment or impairment reversal are present and the recoverable amount of property, plant and equipment and intangible assets need to be determined, the Company uses the following critical estimates: the timing of forecasted revenues; future selling prices and margins; future sales volumes; future raw materials availability; maintenance and other capital expenditures; discount rates; tax rates and undepreciated capital cost of assets for tax purposes; useful lives; and residual values.

(iii)Leases
The Company estimates the initial amount of right-of-use assets and lease obligations to recognize using estimates regarding the Company's incremental borrowing rate, the lease term for contracts with renewal options and whether Norbord is reasonably certain to exercise such options.

(iv)Employee Benefit Plans
The net obligations associated with the defined benefit pension plans are actuarially valued using: the projected unit credit method; management’s best estimates for salary escalation, inflation and life expectancy; and a current market discount rate to match the timing and amount of pension payments.

(v)Income Taxes
Current income tax assets and liabilities are measured at the amount expected to be paid to tax authorities, net of recoveries, based on the tax rates and laws enacted or substantively enacted at the balance sheet date.
Deferred income tax assets are recognized for all deductible temporary differences, carryforward of unused tax credits and unused tax losses, to the extent that it is probable that the deductions, tax credits and tax losses can be utilized. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability settled, based on the tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

(vi)Financial Instruments
The critical assumptions and estimates used in determining the fair value of financial instruments are: equity and commodity prices; future interest rates; the relative creditworthiness of the Company to its counterparties; estimated future cash flows; discount rates; and volatility utilized in option valuations.

Exhibit 99.2

RISKS AND UNCERTAINTIES
Norbord is exposed to a number of risks and uncertainties in the normal course of its business which could have a material adverse effect on the Company’s business, financial position, operating results and cash flows. A discussion of some of the major risks and uncertainties follows. Additional risks related specifically to the Acquisition and the resultant combined entity can be found in Norbord's management proxy circular dated December 15, 2020 under the heading “Risks Relating to the Arrangement and the Combined Company”. Also refer to the Risks and Uncertainties discussed in West Fraser's 2020 Management's Discussion and Analysis dated February 11, 2021, including without limitation, those risks and uncertainties under the heading “Financial”.
Product Concentration and Cyclicality
OSB accounts for approximately 90% of Norbord’s panel production capacity. The price of commodity grades of OSB is one of the most volatile in the wood products industry. Norbord’s concentration on OSB increases its sensitivity to product pricing and may result in a high degree of sales and earnings volatility.
Norbord’s financial performance is principally dependent on the selling price of its products. Most of Norbord’s products are traded commodities for which no liquid futures markets exist. The markets for most of Norbord’s products, including the US housing market, are highly cyclical and characterized by periods of supply and demand imbalance, during which its product prices have tended to fluctuate significantly. In addition, since many of Norbord’s products are used for new home construction (primarily in the US, Canada, Western Europe and Japan), seasonal and annual weather changes can affect demand and sales volumes. These imbalances, which may affect different areas of Norbord’s business at different times, are influenced by numerous factors that are beyond Norbord’s control and include: changes in global and regional production capacity for a particular product or group of products; changes in the end use of those products, or the increased use of substitute products; a significant increase in longer-term interest rates; changes in the availability of mortgage financing; and the overall level of economic activity in the regions in which Norbord conducts business. In the past, Norbord has been negatively affected by declines in product pricing and has taken production downtime or indefinite curtailments to manage working capital and minimize cash losses. Severe and prolonged weakness in the markets for Norbord’s products, particularly OSB, could seriously harm the Company’s financial position, operating results and cash flows, including the ability to satisfy interest and principal payments on outstanding debt and the Company's share price.
Based on operations running at full capacity (as at December 31, 2020), the following table shows the approximate annualized impact of changes in realized product prices on Adjusted EBITDA:

	Sensitivity Factor	Impact on Adjusted EBITDA (US $ millions)
OSB – North America	$10 per Msf–7/16”	$ 60(1)
OSB – Europe	€10 per 000 m3	15
(1)Approximately $46 million based upon the last 12 months of production.
Liquidity
Norbord relies on long-term borrowings, access to revolving bank lines and cash on hand to fund its ongoing operations. Although Norbord has notes maturing in 2023 and 2027 and access to West Fraser's revolving bank lines, financing may not be available when required or may not be available on commercially favourable or otherwise satisfactory terms in the future.

Competition
The wood-based panels industry is a highly competitive business environment in which companies compete, to a large degree, on the basis of price. Norbord’s principal market is the US, where it competes with North American and, in some instances, foreign producers. Norbord’s European operations compete primarily with other European producers. Certain competitors may have lower-cost facilities than Norbord. Norbord’s ability to compete in these and other markets is dependent on a variety of factors, such as manufacturing and freight costs, availability of key production inputs, continued free access to markets, customer service, product quality and innovation, financial resources and currency exchange rates, as well as excess capacity amongst competitors. In addition, competitors could develop new cost-effective substitutes for Norbord’s wood-based panels, or building codes could be changed, making the use of Norbord’s products less attractive for certain applications.

Exhibit 99.2

Customer Dependence
Norbord sells its products primarily to major retail chains, contractor supply yards and industrial manufacturers, and faces strong competition for the business of significant customers. In 2020, Norbord had one customer whose purchases represented greater than 10% of total sales. Norbord generally does not have contractual assurances of future sales. As a result, the loss of a significant customer, any significant customer order cancellations or bad debts could negatively affect the Company’s sales and earnings. Continued consolidation in the retail industry could expose Norbord to increased concentration of customer dependence and increase customers’ ability to exert pricing pressure on Norbord. In addition, credit risk may become concentrated with fewer customers and could impact Norbord's ability to fully collect on receivables.
Cross Border Trade
Norbord’s future performance is dependent upon international trade and, in particular, cross border trade between Canada and the US and between the UK and European Union. Access to markets in the US, the European Union and other countries may be affected from time to time by various trade-related events. The Company’s financial condition and results of operations could be materially adversely affected by trade rulings, the failure to reach or adopt trade agreements, the imposition of customs duties or other tariffs, or an increase in trade restrictions in the future.
Changes in Government Policy and Regulation
On June 23, 2016, the UK voted in favour of exiting the European Union, or “Brexit” and this withdrawal was completed on January 31, 2020. Brexit has caused, and is anticipated to continue to cause, uncertainty, as well as volatility in the financial markets and economy generally, which may in turn have a material adverse effect on our business, financial condition and results of operations and could contribute to instability in global financial and foreign exchange markets, including volatility in the value of the Pound Sterling and Euro.
Manufacturing Inputs
Norbord is exposed to commodity price risk on most of its manufacturing inputs, which principally comprise wood fibre, resin, wax and energy. These manufacturing inputs are purchased primarily on the open market in competition with other users of such resources, and prices are influenced by factors beyond the Company’s control. Further, the stumpage fees on wood fibre purchased from Crown timberlands in certain Canadian provinces is tied to OSB prices. Norbord may not be able to hedge the purchase price of manufacturing inputs or pass increased costs on to its customers.
Fibre Resource
Fibre for Norbord’s OSB mills comes from roundwood logs while the MDF and particleboard mills source fibre in the form of roundwood logs, wood chips, sawdust and recycled wood. Norbord’s wood fibre supply comes from several different sources. In the US, roundwood logs are primarily sourced from private and industry-owned woodlands. In Canada, Norbord holds forest licences and agreements to source roundwood logs from Crown timberlands, which are supplemented by open market purchases and private supply agreements. In Europe, wood fibre is purchased from government and private landowners.
When Norbord acquires timber, wood chips, fibre and other wood recycled materials on the open market, it is in competition with other uses of such resources, where prices and the availability of supply are influenced by factors beyond Norbord’s control. Fibre supply could also be influenced by natural events, such as forest fires, severe weather conditions, insect epidemics and other natural disasters, which may increase wood fibre costs, restrict access to wood fibre or force production curtailments. Over the past several years, changing weather patterns and climatic conditions due to natural and man-made causes have added to the unpredictability, frequency and severity of these natural events. In addition, Norbord’s supply and cost of fibre may be negatively impacted by increased demand resulting from market-based or legislative initiatives to use wood-based biomass materials in the production of heat, electricity or other bio-based products.
In Canada, the Crown licences and agreements require the payment of stumpage fees for the timber harvested and compliance with specified operating, rehabilitation and silviculture management practices. They can be revoked or cancelled for non-performance and contain terms and conditions that could, under certain circumstances, result in a reduction of annual allowable timber that may be harvested by Norbord without any compensation. The Company may not be able to renew or replace the Crown licences when they come due. Any changes to government regulations and policies governing forest management practices could adversely affect the Company’s access to, or increase the cost of, wood fibre.
Indigenous groups have claimed substantial portions of land in various Canadian provinces over which they claim Indigenous title, or in which they have a traditional interest, and for which they are seeking compensation from various

Exhibit 99.2

levels of government. The results of these claims and related forest policy mechanisms may adversely affect the supply of wood fibre and the commercial terms of supply agreements with provincial governments.
Wood Certification
The majority of the Company's European wood suppliers and Canadian Crown timberlands are subject to third-party certification to the Forest Stewardship Council (FSC) or the Sustainable Forestry Initiative (SFI) sustainable forest management standards. Demand for the Company's products in Europe may be reduced if certification is not maintained. In addition, changes in sustainable forest management standards or Norbord's determination to seek certification for conformance with alternate sustainable forest management standards may increase the cost of wood fibre.
Currency Exposures
Norbord reports its financial results in US dollars. A portion of Norbord’s product prices and costs are influenced by relative currency values (particularly the Canadian dollar, Pound Sterling and Euro). Significant fluctuations in relative currency values could negatively affect the cost competitiveness of the Company’s facilities, the value of its foreign investments, the results of its operations and its financial position.
Norbord’s foreign exchange exposure arises from the following sources:

●	net investments in foreign operations, limited to Norbord’s investment in its European operations which transact in both Pounds Sterling and Euros;

●	net Canadian dollar-denominated monetary assets and liabilities; and

●	committed or anticipated foreign currency-denominated transactions, primarily Canadian dollar costs in Norbord’s Canadian operations and Euro revenues in Norbord’s UK operations.
Third-party Transportation Services
Norbord relies on third-party transportation services for delivery of products to customers as well as for delivery of raw materials from suppliers. The majority of products manufactured and raw materials used are transported by rail or truck, which are highly regulated. Transportation rates and fuel surcharges are influenced by factors beyond Norbord’s control and could affect the Company's sales and profitability. Any failure of third-party transportation providers to deliver finished goods or raw materials in a timely manner, including failure caused by adverse weather conditions or work stoppages, could harm the Company’s reputation, negatively affect customer relationships or disrupt production at the Company’s mills.
Employee Retention and Labour Relations
Norbord’s success depends in part on its ability to attract and retain senior management and other key employees. Competition for qualified personnel depends on economic and industry conditions, proximity to mill locations, competitors’ hiring practices and the effectiveness of Norbord’s compensation programs. The loss of, or inability to recruit and retain, any such personnel could impact the Company’s ability to execute on its strategy.
Norbord’s US employees are non-unionized while its UK, Belgian and most of its Canadian mill employees are unionized – representing approximately 40% of the workforce. All of Norbord’s UK and Belgian union contracts are evergreen. Canadian union contracts typically cover a three- to five-year term, and the current contracts with Unifor representing members at the OSB mills in La Sarre, Quebec, Barwick, Ontario and Chambord, Quebec expire on June 30, 2021, July 31, 2022 and June 1, 2026, respectively. Strikes or work stoppages could result in lost production and sales, higher costs or supply constraints if Norbord is unable to negotiate acceptable contracts with its various trade unions upon expiry. In addition, disputes with Norbord's trade unions may lead to litigation, the result of which may adversely impact cash flow and profitability.

Exhibit 99.2

Cyber Security
Norbord relies on information technology to support the Company’s operations and to maintain business records. Some systems are internally managed and some are maintained by third-party service providers. Norbord and its service providers employ what the Company believes are adequate security measures. A security failure of that technology, security breaches of company, customer, employee and vendor information as well as a disruption of business resulting from a natural disaster, hardware or software corruption, failure or error, telecommunications system failure, service provider error, intentional or unintentional personnel actions or other disruptions could disrupt operations and have a material adverse effect on the business. Further, such disruptions could expose the Company to potential liability or other proceedings by affected individuals, business partners and/or regulators. As a result, Norbord could face increased costs if any future claims exceed purchased insurance coverage.
COVID-19
Norbord’s results may be impacted by risks associated with COVID-19 and the related global reduction in commerce and substantial volatility in stock markets and commodity prices. Health and safety measures instituted to protect Norbord’s employees, voluntary changes and government-imposed restrictions that may apply to Norbord’s operations, and the impact of COVID-19 on customer demand, supply and distribution and other factors may result in a decrease of liquidity, cash flow and/or the valuation of Norbord’s long-lived assets, and Norbord may be unable to achieve its expected returns.

Environmental and Other Regulations
Norbord’s operations are subject to a range of general and industry-specific laws and regulations that apply to most of the Company’s business activities. This includes environmental laws and regulations relating to air emissions, wastewater discharges, solid and hazardous waste management, plant and wildlife protection and site remediation, as well as workplace safety. Further, the Company is required to obtain approvals, permits and licences for the operation of its manufacturing facilities which impose conditions that must be complied with. Failure to comply with applicable laws and regulations could result in fines, penalties or other enforcement actions that could impact Norbord’s production capacity or increase its production costs. The Company has incurred, and expects to continue to incur, capital expenditures and operating costs to comply with applicable laws and regulations. In addition, laws and regulations could become more stringent or subject to different interpretation in the future.
Climate Change
Norbord’s operations are subject to natural or man-made events such as forest fires, floods, hurricanes and other severe weather conditions, climate change, timber diseases and insect infestations, and other events that may be associated with or exacerbated by warmer climate conditions. Such events could adversely affect Norbord's operations, including access to or availability of fibre and other raw materials, or the operations or demand of the Company's suppliers and customers. In addition, government restrictions, standards or regulations intended to reduce greenhouse gas emissions or potential climate change impacts may increase the Company's energy, transportation or raw material costs, which could adversely affect Norbord's financial results.

International Sales
A portion of the Company’s sales are exported to customers in developing markets. International sales present a number of risks and challenges, including but not limited to the effective marketing of the Company’s products in foreign countries, collectability of accounts receivable, tariffs and other barriers to trade and recessionary environments in foreign economies. Although the Company purchases credit insurance on all export sales, revenues could be negatively impacted by any customer losses.

Product Liability and Legal Proceedings
Norbord produces a variety of wood-based panels that are used in new home construction, repair-and-remodelling of existing homes, furniture and fixtures, and industrial applications. In the normal course of business, the end users of Norbord’s products have in the past made, and could in the future make, claims with respect to the fitness for use of its products or claims related to product quality or performance issues. In addition, Norbord has been in the past and may in the future be involved in legal proceedings related to antitrust, negligence, personal injury, property damage, environmental matters, and labour and other claims against the Company or its predecessors. Norbord could face increased costs if any future claims exceed purchased insurance coverage.

Exhibit 99.2

Capital Intensity
The production of wood-based panels is capital intensive. There can be no assurance that key pieces of equipment will not need to be repaired or replaced, or that operation of the Company’s manufacturing facilities could not otherwise be disrupted unexpectedly, for example by adverse weather, labour disputes, information technology disruptions, power outages, fire, explosion or other hazards including combustible wood dust. In certain circumstances, the costs of repairing or replacing equipment, and the associated downtime of the affected production line, may not be insurable.

Norbord is required to review its long-lived assets for indicators that their carrying values will not be recovered. Indicators could include high raw material costs, changes in demand for the Company's products, declines in product pricing, changes in technology, prolonged negative results or operational curtailments, and may result in non-cash impairment or accelerated depreciation charges in the future and therefore have a negative impact to earnings in the period when these charges are recorded.
Tax Exposures
In the normal course of business, Norbord takes various positions in the filing of its tax returns, and there can be no assurance that tax authorities will not challenge such filing positions. In addition, Norbord is subject to further uncertainties concerning the interpretation and application of tax laws in various operating jurisdictions. Norbord provides for known estimated tax exposures in all jurisdictions. These exposures are settled primarily through the closure of audits with the jurisdictional taxing authorities. However, future settlements could differ materially from the Company’s estimated liabilities.
Potential Future Changes in Tax Laws, including Tax Rates
The Company’s structure is based on prevailing taxation law, regulations and practice in the local jurisdictions in which it operates. The Company is aware that new taxation rules could be enacted or that existing rules could be applied in a manner that subjects its profits to additional taxation or otherwise has a material adverse effect on its profitability, results of operations, deferred tax assets and liabilities, financial condition or the trading price of its securities. Management is continually monitoring changes in tax policy, tax legislation (including in relation to taxation rates), and the interpretation of tax policy or legislation or practice that could have such an effect.

Governments around the world are increasingly seeking to regulate multinational companies and their use of differential tax rates between jurisdictions. This effort includes a greater emphasis by various nations to coordinate and share information regarding companies and the taxes they pay. Changes in governmental taxation policies and practices could adversely affect Norbord or result in negative media coverage and, depending on the nature of such policies and practices, could have a greater impact on the Company than on other companies.
US Tax Reform Legislation
On December 22, 2017, US federal income tax reform legislation known as the Tax Cuts and Jobs Act was signed into law. Although the Company has recognized a net income tax recovery due to the reduction of the income tax rate, the long-term tax effect of the Tax Cuts and Jobs Act on Norbord, whether adverse or favourable, is uncertain, since enactment of tax reform proposals has occurred slowly over the past three years and may not become evident for some period of time.
Defined Benefit Pension Plan Funding
Although Norbord’s defined benefit pension plans are closed to new entrants, the Company continues to be subject to market risk on the plan assets and obligations related to existing members. Defined benefit pension plan funding requirements are based on actuarial valuations that make assumptions about the long-term expected rate of return on assets, salary escalation, life expectancy and discount rates. The Company’s latest funding valuations indicate the plans are in a solvency or going concern deficit position and therefore Norbord is required to make cash funding contributions. If actual experience differs from these assumptions or any of these assumptions change such that the solvency or going concern deficit increases, the Company would be required to increase cash funding contributions, reducing the availability of such funds for other corporate purposes.
Information Technology Infrastructure
In order to optimize performance, the Company regularly implements business process improvement initiatives and invests capital to upgrade its information technology infrastructure. These initiatives may involve risks to the operations and the Company may experience difficulties during the transition to these new or upgraded systems and processes. Difficulties in implementing new or upgraded information systems or significant system failures could disrupt operations and have a material adverse effect on the business.

Exhibit 99.2

ASSESSMENT OF AND CHANGES IN INTERNAL CONTROLS AND DISCLOSURE CONTROLS OVER FINANCIAL REPORTING
In accordance with the requirements of National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), the Company’s management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), has evaluated the operating effectiveness of the Company’s internal control over financial reporting. Management of Norbord is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and CFO, and it is effected by management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB.
Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2020 and management believes that the Company’s internal control over financial reporting is operating effectively. Management’s assessment was based on the framework established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the CEO and CFO have concluded that Norbord’s internal control over financial reporting, as defined in NI 52-109, is designed and operating effectively. In addition, there have been no changes in Norbord’s internal control over financial reporting during the quarter ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.
Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the CEO and CFO, on a timely basis so that appropriate decisions can be made regarding annual and interim financial statement disclosure. An evaluation of the effectiveness of the design and operation of disclosure controls and procedures was conducted as of December 31, 2020 by Norbord’s management, including the CEO and CFO. Based on this evaluation, the CEO and CFO have concluded that Norbord’s disclosure controls and procedures, as defined in NI 52-109, are effective.

NON-IFRS FINANCIAL MEASURES
The following non-IFRS financial measures have been used in this MD&A. Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Each non-IFRS financial measure is defined below. Where appropriate, a quantitative reconciliation of the non-IFRS financial measure to the most directly comparable IFRS measure is provided.
Adjusted earnings (loss) is defined as earnings (loss) determined in accordance with IFRS before unusual or non-recurring items and using a normalized income tax rate. Non-recurring items include the impairment of assets charge, costs related to the indefinite curtailment in 2019 and closure in 2020 of the 100 Mile House mill, costs related to the West Fraser transaction, contract settlement costs, and costs on the early extinguishment of the 2020 Notes. Other items include non-cash losses on disposal of assets and stock-based compensation and related revaluation costs. The actual income tax expense is added back and a tax expense calculated at the Canadian combined federal and provincial statutory rate is deducted. Adjusted earnings (loss) per share is Adjusted earnings (loss) divided by the weighted average number of common shares outstanding.

Exhibit 99.2

The following table reconciles Adjusted earnings (loss) to the most directly comparable IFRS measure:

(US $ millions)	2020	2019	2018
Earnings (loss)	$497	$(42)	$371
Add: Impairment of assets, net	13	10	80
Add: Loss on disposal of assets	4	3	2
Add: Stock-based compensation and related costs	8	3	4
Add: Costs related to 100 Mile House closure	10	2	—
Add: West Fraser transaction costs	4	—	—
Add: Contract settlement	3	—	—
Add: Costs on early extinguishment of 2020 Notes	—	10	—
Add: Reported income tax expense (recovery)	150	(27)	100
Adjusted pre-tax earnings (loss)	689	(41)	557
Less: Income tax (expense) recovery at statutory rate(1)	(172)	11	(145)
Adjusted earnings (loss)	$517	$(30)	$412
(1)Represents Canadian combined federal and provincial statutory rate (2020 - 25%; 2019 and 2018 - 26%).
Adjusted EBITDA is defined as earnings (loss) determined in accordance with IFRS before finance costs, income taxes, depreciation, amortization and other unusual or non-recurring items. Non-recurring items include the impairment of assets charge, costs related to the indefinite curtailment in 2019 and closure in 2020 of the 100 Mile House mill, costs related to the West Fraser transaction, contract settlement costs, and costs on the early extinguishment of the 2020 Notes. Other items include non-cash losses on disposal of assets and stock-based compensation and related revaluation costs. As Norbord operates in a cyclical commodity business, Norbord interprets Adjusted EBITDA over the cycle as a useful indicator of the Company’s ability to incur and service debt and meet capital expenditure requirements. In addition, Norbord views Adjusted EBITDA as a measure of gross profit and interprets Adjusted EBITDA trends as indicators of relative operating performance.
The following table reconciles Adjusted EBITDA to the most directly comparable IFRS measure:

(US $ millions)	2020	2019	2018
Earnings (loss)	$497	$(42)	$371
Add: Finance costs	43	45	37
Less: Interest income	—	(2)	(4)
Add: Costs on early extinguishment of 2020 Notes	—	10	—
Add: Depreciation and amortization	133	136	134
Add: Income tax expense (recovery)	150	(27)	100
EBITDA	823	120	638
Add: Impairment of assets, net	13	10	80
Add: Loss on disposal of assets	4	3	2
Add: Stock-based compensation and related costs	8	3	4
Add: Costs related to 100 Mile House closure	10	2	—
Add: West Fraser transaction costs	4	—	—
Add: Contract settlement	3	—	—
Adjusted EBITDA	$865	$138	$724

Exhibit 99.2

The following tables reconcile Adjusted EBITDA per geographic segment to the most directly comparable IFRS measure:

				2020
(US $ millions)	North America	Europe	Unallocated	Total
EBITDA(1)	$805	$48	$(30)	$823
Add: Impairment of assets, net	13	—	—	13
Add: Loss on disposal of assets	4	—	—	4
Add: Stock-based compensation and related costs	—	—	8	8
Add: Costs related to 100 Mile House closure	10	—	—	10
Add: West Fraser transaction costs	—	—	4	4
Add: Contract settlement	—	—	3	3
Adjusted EBITDA	$832	$48	$(15)	$865

				2019
(US $ millions)	North America	Europe	Unallocated	Total
EBITDA(1)	$70	$64	$(14)	$120
Add: Impairment of assets	10	—	—	10
Add: Loss on disposal of assets	3	—	—	3
Add: Stock-based compensation and related costs	—	—	3	3
Add: Costs related to 100 Mile House closure	2	—	—	2
Adjusted EBITDA	$85	$64	$(11)	$138

				2018
(US $ millions)	North America	Europe	Unallocated	Total
EBITDA(1)	$570	$86	$(18)	$638
Add: Impairment of assets	80	—	—	80
Add: Loss on disposal of assets	2	—	—	2
Add: Stock-based compensation and related costs	—	—	4	4
Adjusted EBITDA	$652	$86	$(14)	$724
EBITDA is defined as earnings before finance costs, interest income, income tax, depreciation and amortization, and costs on the early extinguishment of the 2020 Notes.
Adjusted EBITDA margin (%) is defined as Adjusted EBITDA as a percentage of sales. When compared with industry statistics and prior periods, Adjusted EBITDA margin can be a useful indicator of operating efficiency and a company’s ability to compete successfully with its peers. Norbord interprets Adjusted EBITDA margin trends as indicators of relative operating performance.
Operating working capital is defined as accounts receivable plus inventory plus prepaids less accounts payable and accrued liabilities. Operating working capital is a measure of the investment in accounts receivable, inventory, prepaids, accounts payable and accrued liabilities required to support operations. The Company aims to minimize its investment in operating working capital; however, the amount will vary with seasonality and with sales expansions and contractions.

(US $ millions)	2020	2019
Accounts receivable	$227	$136
Inventory	225	230
Prepaids	12	13
Accounts payable and accrued liabilities	(343)	(259)
Operating working capital	$121	$120

Exhibit 99.2

Total working capital is operating working capital plus cash and cash equivalents and taxes receivable less bank advances, if any, and taxes payable.

(US $ millions)	2020	2019
Operating working capital	$121	$120
Cash and cash equivalents	568	20
Taxes receivable	—	63
Taxes payable	(112)	(1)
Total working capital	$577	$202
Capital employed is defined as the sum of property, plant and equipment, intangible assets and operating working capital. Capital employed is a measure of the total investment in a business in terms of property, plant and equipment, intangible assets and operating working capital.

(US $ millions)	2020	2019
Property, plant and equipment	$1,417	$1,427
Intangible assets	19	21
Accounts receivable	227	136
Inventory	225	230
Prepaids	12	13
Accounts payable and accrued liabilities	(343)	(259)
Capital employed	$1,557	$1,568
ROCE (return on capital employed) is Adjusted EBITDA divided by average annual or quarterly capital employed. ROCE is a measurement of financial performance, focusing on cash generation and the effective use of capital. As Norbord operates in a cyclical commodity business, it monitors ROCE over the business cycle as a useful means of comparing businesses in terms of efficiency of management. Norbord targets top-quartile ROCE among North American forest products companies over the cycle.
ROE (return on equity) is Adjusted earnings (loss) divided by average shareholders’ equity adjusted for the 2018 net impairment of assets charge. ROE is a measure that allows common shareholders to determine how effectively their invested capital is being employed. As Norbord operates in a cyclical commodity business, it looks at ROE over the cycle and targets top-quartile performance among North American forest products companies.

(US $ millions)	2020	2019
Shareholders’ equity	$1,120	$704
Add: Impairment of assets (net of tax)	59	59
Shareholders' equity for ROE	$1,179	$763
Cash provided by (used for) operating activities per share is calculated as cash provided by (used for) operating activities as determined under IFRS, divided by the weighted average number of common shares outstanding.

Exhibit 99.2

Net debt is the principal value of long-term debt, including the current portion, other long-term debt and bank advances, if any, less cash and cash equivalents. Net debt for financial covenant purposes is net debt excluding other long-term debt and including other liabilities classified as debt for financial covenant purposes, and letters of credit and guarantees outstanding. Net debt is a useful indicator of a company’s debt position. Net debt comprises:

(US $ millions)	2020	2019
Long-term debt, principal value	$665	$665
Add: Other long-term debt	—	68
Less: Cash and cash equivalents	(568)	(20)
Net debt	97	713
Less: Other long-term debt	—	(68)
Add: Other liabilities classified as debt for financial covenant purposes	1	2
Add: Letters of credit and guarantees	8	8
Net debt for financial covenant purposes	$106	$655
Tangible net worth consists of shareholders’ equity including certain adjustments. A minimum tangible net worth is one of two financial covenants contained in the Company’s committed bank lines. For financial covenant purposes, tangible net worth excludes the 2018 net impairment of assets charge, all IFRS transitional adjustments and all movement in cumulative other comprehensive income subsequent to January 1, 2011 (includes those movements related to the translation of Ainsworth in prior periods).

(US $ millions)	2020	2019
Shareholders’ equity	$1,120	$704
Add: 2018 impairment of assets (net of tax)	59	59
Add: Other comprehensive income movement(1)	48	60
Add: Impact of Ainsworth changing functional currencies	155	155
Add: IFRS transitional adjustments	21	21
Tangible net worth	$1,403	$999
(1)Cumulative subsequent to January 1, 2011.
Net debt to capitalization, book basis, is net debt for financial covenant purposes divided by the sum of net debt for financial covenant purposes and tangible net worth. Net debt to capitalization on a book basis is a measure of a company’s relative debt position. Norbord interprets this measure as an indicator of the relative strength and flexibility of its balance sheet. In addition, a maximum net debt to capitalization, book basis, is one of two financial covenants contained in the Company’s committed bank lines.
Net debt to capitalization, market basis, is net debt for financial covenant purposes divided by the sum of net debt for financial covenant purposes and market capitalization. Market capitalization is the number of common shares outstanding at period-end multiplied by the trailing 12-month average per share market price. Net debt to capitalization, market basis, is a key measure of a company’s relative debt position and Norbord interprets this measure as an indicator of the relative strength and flexibility of its balance sheet. While the Company considers both book and market basis metrics, it believes the market basis to be superior to the book basis in measuring the true strength and flexibility of its balance sheet.

Exhibit 99.2

FORWARD-LOOKING STATEMENTS
This document includes forward-looking statements, as defined by applicable securities legislation. Often, but not always, forward-looking statements can be identified by the use of words such as “set up,” “on track,” “believes,” “expects,” “targets,” “outlook,” “scheduled,” “estimates,” “represents,” “forecasts,” “aims,” “predicts,” “plans,” “projects,” “anticipates,” “intends,” “supports,” “continues,” “suggests,” “considers,” “pro forma,” “potential,” “future” or variations of such words and phrases, or negative versions thereof, or statements that certain actions, events or results “can,” “may,” “could,” “would,” “should,” “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.
Examples of such statements include, but are not limited to, comments with respect to: (1) outlook for the markets for products, including North American and European OSB demand; (2) expectations regarding future product pricing; (3) outlook for operations; (4) expectations regarding mill capacity; (5) objectives; (6) strategies to achieve those objectives; (7) expected financial results including the expected results of the MIP; (8) sensitivity to changes in product prices, such as the price of OSB; (9) sensitivity to changes in foreign exchange rates; (10) sensitivity to key input prices, such as the price of fibre, resin, wax and energy; (11) expectations regarding compliance with environmental regulations; (12) expectations regarding income tax rates; (13) expectations regarding contingent liabilities and guarantees, including the outcome of pending litigation; (14) expectations regarding the amount, timing and benefits of capital investments; (15) expectations regarding the amount and timing of dividend payments; (16) historical, forecasted and other forward-looking information published by third parties such as the US Census Bureau, FEA (Forest Economic Advisors, LLC), APA-The Engineered Wood Association, Office for National Statistics and EUROCONSTRUCT which the Company may refer to but has not independently verified; and (17) plans implemented in response to COVID-19 and its impact on Norbord.
Although Norbord believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. These factors include, but are not limited to: (1) developments related to COVID-19 or any other plague, epidemic, pandemic, outbreak of infectious disease or any other public health crisis, including health and safety measures instituted to protect the Company's employees, government-imposed restrictions or other restrictions that may apply to the Company's employees and/or operations (including quarantine), the impact on customer demand, supply and distribution and other factors; (2) assumptions in connection with the economic and financial conditions in the US, Canada, Europe and globally; (3) risks inherent to product concentration and cyclicality; (4) effects of competition and product pricing pressures; (5) risks inherent to customer dependence; (6) effects of variations in the price and availability of manufacturing inputs, including continued access to fibre resources at competitive prices and the impact of third-party certification standards; (7) availability of transportation services, including truck and rail services, and port facilities; (8) various events that could disrupt operations, including natural, man-made or catastrophic events and ongoing relations with employees; (9) impact of changes to, or non-compliance with, environmental or other regulations; (10) government restrictions, standards or regulations intended to reduce greenhouse gas emissions; (11) impact of weather and climate change on Norbord’s operations or the operations or demand of its suppliers and customers; (12) impact of any product liability claims in excess of insurance coverage; (13) risks inherent to a capital intensive industry; (14) impact of future outcomes of tax exposures; (15) potential future changes in tax laws, including tax rates; (16) effects of currency exposures and exchange rate fluctuations; (17) future operating costs; (18) availability of financing, bank lines and/or other means of liquidity; (19) impact of future cross border trade rulings or agreements; (20) implementation of important strategic initiatives and identification, completion and integration of acquisitions; (21) ability to implement new or upgraded information technology infrastructure; (22) impact of information technology service disruptions or failures; (23) changes in government policy and regulation; and (24) integration into West Fraser and risks relating to the combined business.
The above list of important factors affecting forward-looking information is not exhaustive. Additional factors are noted elsewhere, and reference should be made to the other risks discussed in filings with Canadian and United States securities regulatory authorities. Except as required by applicable law, Norbord does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by, or on behalf of, the Company, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information.